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Exhibit 99.2

Notice of Annual and Special Meeting of Shareholders

May 11, 2011

Management Information Circular

March 30, 2011

 Table of Contents

Invitation to Shareholders	(ii)
Notice of Annual and Special Meeting	(iii)
NORTH AMERICAN PALLADIUM LTD. MANAGEMENT INFORMATION CIRCULAR	1
Voting Information	1
General Information	2
Exercise of Discretion by Proxies	2
Voting Securities and Principal Holders Thereof	3
Business of the Meeting	3
1. Presentation of Financial Statements	3
2. Election of Directors	3
3. Appointment of Auditors	7
4. Adoption of Shareholder Rights Plan	7
5. Other Matters	9
Report on Executive Compensation	9
Role of the Governance, Nominating and Compensation Committee	9
Compensation Benchmarking Study	10
Compensation Discussion and Analysis	11
Performance Graph	13
Compensation of Named Executive Officers	14
Employment Contracts and Termination and Change of Control Entitlements	16
Board of Directors Compensation	18
Remuneration	18
Stock Ownership Guidelines	18
Compensation of Directors	19
Statement of Corporate Governance Practices	21
Other Information	24
Equity Compensation Plans	24
Restricted Share Unit Plan	28
Securities Authorized for Issuance under Equity Compensation Plans	28
Indebtedness of Directors and Executive Officers	29
Directors' and Officers' Liability Insurance	29
Interest of Certain Persons in Matters to be Acted Upon	29
Interest of Certain Persons in Material Transactions	29
Shareholder Proposals for the 2012 Annual Meeting	29
Additional Information	30
Directors' Approval	30
Schedule A — Resolution: Adoption of Rights Plan	A-1
Appendix A — Description of Rights Plan	A-2
Schedule B — Mandate of the Board of Directors	B-1

i

 INVITATION TO SHAREHOLDERS

March 30, 2011

Dear Shareholder,

        On behalf of the board of directors, management and employees of North American Palladium ("NAP"), we invite you to attend the annual and special meeting of shareholders which will take place on Wednesday, May 11, 2011 at 10:00 a.m. (Toronto time) at the TSX Broadcast Centre, in Toronto, Ontario, Canada. The meeting is your opportunity to hear first-hand about our performance in 2010 and our plans to ensure NAP remains a valued investment, to meet with NAP's board of directors, senior management and fellow shareholders and to vote in person on the items of business.

        We encourage you to read the attached management information circular as it describes who can vote, how to vote, and what the meeting will cover. It also provides information on each of our director nominees, outlines our compensation practices and provides information about corporate governance and the board of directors' role and responsibilities.

        If you are unable to attend the meeting in person, we encourage you to vote your common shares by any of the means available to you, as described in the management information circular and proxy form.

        Additional documentation and information concerning NAP is available on our website at www.nap.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Paper copies may also be requested free of charge from our Corporate Secretary.

Sincerely,

André J. Douchane Chairman of the Board	William J. Biggar President and Chief Executive Officer

ii

 NOTICE OF ANNUAL AND SPECIAL MEETING

NORTH AMERICAN PALLADIUM LTD.
200 Bay St., Suite 2350
Royal Bank Plaza, South Tower
Toronto, Ontario, Canada M5J 2J2

        Notice is hereby given that the annual and special meeting of shareholders (the "Meeting") of North American Palladium Ltd. ("NAP" or the "Company") will be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on May 11, 2011, at 10:00 a.m. (Toronto time) for the following purposes:

  1.
  To receive the audited consolidated financial statements of the Company for the year ended December 31, 2010 and the report of the auditors thereon;

  2.
  To elect directors of the Company for the ensuing year;

  3.
  To consider and, if thought fit, approve the appointment of KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to fix the auditors' remuneration;

  4.
  To consider and, if thought fit, pass an ordinary resolution (the "Rights Plan Resolution") to ratify, confirm and approve the adoption of the shareholder rights plan of the Company approved by the board of directors on March 22, 2011, as set out in Schedule "A" to the Circular; and

  5.
  To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

        A copy of the management information circular and form of proxy with respect to matters to be dealt with at the Meeting are included herewith.

        By resolution of the board of directors of the Company, shareholders of record at the close of business on March 22, 2011 will be entitled to notice of and to vote at the Meeting in person or by proxy.

        DATED at Toronto, Ontario as of March 30, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

André J. Douchane Chairman of the Board

Shareholders unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Investor Services Inc. no later than 5:00 p.m. (Toronto time) on May 9th, 2011 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

iii

NORTH AMERICAN PALLADIUM LTD.

MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

Who is soliciting my proxy?

        The management of NAP is soliciting your proxy for use at the annual and special meeting of shareholders of the Company.

What will I be voting on?

        You will be voting on:

  •
  the election of directors;

  •
  the appointment of KPMG LLP, Chartered Accountants as the Company's auditors;

  •
  the adoption of the shareholder rights plan of the Company; and

  •
  any other business brought before the meeting if any other matter is put to a vote.

What else will happen at the meeting?

        The financial statements for the year ended December 31, 2010 together with the auditors' report on these statements will be presented at the meeting.

How will these matters be decided at the meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

        You will have one vote for every common share of the Company you own at the close of business on March 22, 2011, the record date for the meeting.

How do I vote?

        If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the meeting or by proxy, as explained below. If your common shares are registered in the name of an intermediary, such as a bank, trust company, securities broker or other financial institution, please see the instructions below under the heading "How can a non-registered shareholder vote?".

Voting by proxy

        In addition to voting in person at the meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. You may also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the meeting by inserting the person's name in the blank space provided in the proxy and returning the proxy no later than 48 hours prior to the commencement of the meeting or any adjournment thereof. You may also vote by telephone or via the Internet. To vote by telephone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the form of proxy.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your common shares for any matter put to a vote at the meeting and on any ballot, and your common shares will be voted accordingly.

If you do not indicate how you want your common shares to be voted, the persons named in the proxy intend to vote your common shares in the following manner:

  •
  for the election of management's nominees as directors;

  •
  for the appointment of KPMG LLP, Chartered Accountants, as the Company's auditors and for the authorization of the directors to fix the remuneration of the auditors;

  •
  for the adoption of the shareholder rights plan of the Company; and

  •
  for management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to NAP's address (as listed in this Circular) before the last business day preceding the day of the meeting or to the Chairman of the meeting on the day of the meeting or any adjournment.

How are proxies solicited?

        The solicitation of proxies will be made primarily by mail but proxies may also be solicited personally, by facsimile or by telephone by directors, officers or other employees of the Company for which no additional compensation will be paid. We have also retained Phoenix Advisory Partners to solicit proxies in Canada and the United States at a fee of approximately $25,000, plus out-of-pocket expenses. The cost of the solicitation will be paid by the Company.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a bank, trust company, securities broker or other financial institution. Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the meeting. If you are a non-registered shareholder, you should have received this Circular, together with a voting instruction form from your intermediary. To vote in person at the meeting, follow the instructions set out on the voting instruction form, appoint yourself a proxyholder and return the voting instruction form in the envelope provided.

GENERAL INFORMATION

        This management information circular (this "Circular") is furnished in connection with the solicitation of proxies by the management of the Company to be used at the Annual and Special Meeting (the "Meeting") of the shareholders of the Company to be held at the time, place and for the purposes indicated in the enclosed Notice of Annual and Special Meeting of Shareholders (the "Notice") and any adjournment thereof.

        Unless otherwise indicated, the information in this Circular is dated as of March 30, 2011 and all dollar or "$" figures in this Circular refer to Canadian dollars.

Exercise of Discretion by Proxies

        The common shares of the Company (each a "Common Share") represented by the enclosed form of proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted FOR the resolutions referred to in the form of proxy.

        If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting Securities and Principal Holders Thereof

        At the close of business on March 22, 2011 (the "Record Date"), 162,379,397 Common Shares were issued and outstanding. Each Common Share entitles its holder to one vote on each matter voted on at the Meeting.

        At the close of business on March 22, 2011 (the "Record Date"), 8,760,000 Common Share purchase warrants ("Warrants") were issued and outstanding. The Warrants were issued in connection with the unit offering completed in April 2010. Each Warrant entitles its holder to purchase one Common Share at an exercise price of $6.50, subject to adjustment, at any time prior to 5:00 p.m. (Toronto time) on October 28, 2011. Warrant holders are not entitled to vote at the meeting.

        On February 22, 2011, Kaiser-Francis Oil Company ("KFOC") reported that it held 19,292,524 Common Shares, representing approximately 11.9% of the issued and outstanding Common Shares. KFOC is a wholly owned subsidiary of GBK Corporation, a private company controlled by Mr. George B. Kaiser of Tulsa, Oklahoma and members of his family. To the knowledge of the directors and officers of the Company, no other person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to the voting securities of the Company.

BUSINESS OF THE MEETING

1.     Presentation of Financial Statements

        The audited consolidated financial statements of the Company for the financial year ended December 31, 2010 and the auditors' report thereon will be placed before the Meeting.

        The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2010 and the auditors' report thereon are also included in NAP's 2010 Annual Report, which is being mailed to the Company's registered and beneficial shareholders who requested it. Management will review NAP's consolidated financial results at the Meeting, and shareholders and proxyholders will be given an opportunity to discuss these results with management. The 2010 Annual Report is available on NAP's website at www.nap.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

2.     Election of Directors

        It is proposed that the seven people listed below be nominated for election as directors of NAP to hold office until the next annual meeting or until their successors are elected or appointed, unless the director resigns or the office becomes vacant through death or any other reason in accordance with the by-laws of the Company. All of the proposed nominees are currently directors of NAP whose term of office expires at the Meeting unless re-elected; they have been directors since the dates indicated. The articles of the Company provide for a board of directors (the "Board") consisting of a minimum of one and a maximum of ten directors. The Board has set the number of directors at 7.

        Management of the Company has been informed that, if elected, each of such nominees would be willing to serve as a director. However, in the event any such nominee is unable or unwilling to serve as a director, proxies will be voted in favour of the remaining nominees and for such other substitute nominee as the Board may designate.

Majority Voting Policy

        As part of its ongoing review of corporate governance practices, on March 30, 2011, the Board of Directors adopted a policy providing that if any proposed nominee receives a greater number of votes "withheld" from his or her election than votes "for" such election, then such nominee is expected to offer to resign. The Governance, Nominating and Compensation Committee will review any such offer of resignation and make a recommendation to the Board. The Board will determine whether to accept the resignation and will announce its decision within 90 days of the shareholders' meeting. If the Board rejects the offer, it will disclose the reasons why. If the Board accepts the offer, it may appoint a new director to fill the vacancy.

        Management of the Company recommends that shareholders vote FOR the election of the individuals set forth in the table below as directors of the Company. Unless directed otherwise, the persons designated in the accompanying form of proxy intend to vote FOR the election of the proposed nominees.

        The table below sets forth information regarding the proposed nominees for election as directors (all of whom have agreed to stand for election) together with their municipality of residence, year in which they joined the Board, their independence status, areas of expertise, principal occupation(s) during the five preceding years and Board Committee memberships, as well as other public, private and not-for-profit affiliations. Also set forth is the number of common shares, warrants and stock options held as of March 30, 2011.

Director	Profile

Steven R. Berlin, 66 Tulsa, Oklahoma, USA Shares: 44,000 Warrants: 1,500 Options: 82,500

Mr. Berlin is a business consultant. Prior to 2006, he was Vice-President at KFOC, where he worked part-time for two years following four years of full-time work as Vice-President and Chief Financial Officer. Prior to joining KFOC, Mr. Berlin taught at the University of Tulsa for three years where he also served a year as acting associate Dean of the College of Business and acting Director of the School of Accounting. Before joining the University of Tulsa, Mr. Berlin spent 25 years with Citgo Petroleum Corporation, latterly as Senior VP Finance and Administration and Chief Financial Officer. Mr. Berlin is a Certified Public Accountant, has a bachelor's degree from Duquesne University, an MBA from the University of Wisconsin Madison and has completed the Executive Management Program at Stanford University.

 Areas of Expertise: Finance, metals and mining, executive management, audit and accounting

 NAP Board Details:
      •  Director since February 2001
      •  Committees: Audit Committee (Chair); Governance, Compensation and Nominating Committee
      •  Meets share ownership guidelines
      •  Independent
Other Public Company Boards: Orchids Paper Products

William J. Biggar, 58 Toronto, Ontario, Canada Shares: 71,275 Warrants: 10,000 Options: 1,100,000
Mr. Biggar has been the President and Chief Executive Officer of NAP since October 1, 2008. He has significant expertise in the mining sector developed from his extensive experience in corporate finance, corporate development and mergers & acquisitions. He has served as Senior Vice President at Barrick Gold Corporation and The Horsham Corporation and has 10 years of experience in investment banking. Mr. Biggar has also held the position of Executive Vice President of Magna International as well as President and CEO of MI Developments. A Chartered Accountant, he holds Master of Business Administration and Bachelor of Commerce (with distinction) degrees from the University of Toronto.

 Areas of Expertise: Metals and mining, executive management, finance

 NAP Board Details:
      •  Director since October 2008
      •  Committees: Attends Committee meetings as an observer on invitation of the Committee chairperson
      •  Meets share ownership guidelines
      •  Not independent (member of management)
Other Public Company Boards: Silver Bear Resources Inc. and Primaris Retail REIT

Director	Profile

C. David A Comba, 67 Burlington, Ontario, Canada Shares: 23,500 Warrants: 500 Options: 107,500
Mr. Comba, has over 40 years of experience as an exploration advocate and senior mining executive. As Chief Exploration Geologist of Falconbridge Limited in Sudbury, Ontario, he led the team that discovered the highgrade footwall component of the Thayer Lindsley mine. Mr. Comba was Vice-President, Exploration of Falconbridge Gold Corporation prior to its takeover by Kinross Gold Corporation. Following the takeover, he became President and Chief Executive Officer of a Kinross-controlled junior exploration company listed on the TSX. Mr. Comba was Director of Issues Management with the Prospectors and Developers Association of Canada from 1998 to 2005, during which time he led the successful lobby effort for the re-introduction of enhanced or "super" flow-through shares. Mr. Comba has Bachelor's and Masters' degrees in geology from Queen's University in Kingston, Ontario.

 Areas of Expertise: Metals and mining, mineral geology

 NAP Board Details:
      •  Director since March 2006
      •  Committees: Technical, Environment, Health and Safety Committee (Chair); Audit Committee
      •  Meets share ownership guidelines
      •  Independent
Other Public Company Boards: First Nickel Inc., Cogitore Resources Inc. and Regent Pacific Group Ltd.

André J. Douchane, 60 Toronto, Ontario, Canada Shares: 15,500 Options: 191,000
Mr. Douchane is mining engineer with over 40 years of mining experience managing precious metals operations. Mr. Douchane is the President and Chief Executive Officer and director of Starfield Resources Inc., an exploration and development company operating in Nunavut, Canada. Mr. Douchane previously served as NAP's President and Chief Executive Officer, from April 2003 to January 2006, and has held senior management positions with several international publicly-traded precious metal mining companies including Vice President, Operations of Franco and Euro-Nevada (Newmont Mining Corporation).

 Areas of Expertise: Metals and mining, mine engineering, executive management

 NAP Board Details:
      •  Director since April 2003
      •  Committees: Technical, Environment, Health and Safety Committee; Governance, Compensation and Nominating Committee until Nov 18, 2010
      •  Meets share ownership guidelines
      •  Independent
Other Public Company Boards: Osisko Mining Corporation

Robert J. Quinn, 55 Houston, Texas, USA Shares: 21,000 Warrants: 1,250 Options: 107,500
A founding partner of the Houston mining transactional law firm Quinn & Brooks LLP, Mr. Quinn has over 31 years of legal and management experience, including as Vice President and General Counsel for Battle Mountain Gold Company. He has extensive experience in M&A transactions, corporate governance, public disclosure, governmental affairs, environmental law and land management. Mr. Quinn has a Bachelor of Science degree in Economics from the University of Denver, a juris doctorate degree from the University of Denver College of Law and has completed two years of graduate work in mineral economics at the Colorado School of Mines.

 Areas of Expertise: Metals and mining, law, mineral economics

 NAP Board Details:
      •  Director since June 2006
      •  Committees: Technical, Environment, Health and Safety Committee; Audit Committee
      •  Meets share ownership guidelines
      •  Independent
Other Public Company Boards: Formation Metals Inc., Mercator Minerals Ltd. and Great Western Minerals Group Ltd.

Director	Profile

Greg J. Van Staveren, 50 Etobicoke, Ontario, Canada Shares: 42,500 Options: 107,500
Mr. Van Staveren is the President of Strategic Financial Services, a private consulting company providing business advisory services. Mr. Van Staveren is also part-time Chief Financial Officer for Starfield Resources Inc. (SRU:TSX) and AIM Health Group Inc. (AHG:TSX). He was the Chief Financial Officer of MartinRea International Inc. (MRE:TSX) from 1998 to September 2001 and was previously a partner in the Mining Group at KPMG LLP. Mr. Van Staveren is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Math (Honours) degree from the University of Waterloo.

 Areas of Expertise: metals and mining, finance, audit and accounting

 NAP Board Details:
      •  Director since February 2003
      •  Committees: Governance, Compensation and Nominating Committee (Chair); Audit Committee
      •  Meets share ownership guidelines
      •  Independent
Other Public Company Boards: QuadraFNX Mining Ltd. and MacMillian Minerals Inc.

William J. Weymark, 57 West Vancouver, British Columbia, Canada Shares: 21,700 Options: 102,500
Mr. Weymark is President of Weymark Engineering Ltd., a Company providing consulting services to businesses in the private equity, construction and resource sector. He is also a director of the VGH & UBC Hospital Foundation Board, and several private companies. Mr. Weymark is active with the BC Lions as a Founder of their business association and a Member of the Industry Advisory Committee for the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia. Until June 2007, Mr. Weymark was President and CEO of Vancouver Wharves/BCR Marine, a transportation firm located on the west coast of British Columbia. Prior to joining Vancouver Wharves in 1991, Mr. Weymark spent 14 years in the mining industry throughout western Canada working on the start-up and operation of several mines.

 Areas of Expertise: Metals and mining, executive management

 NAP Board Details:
      •  Director since January 2007
      •  Committees: Governance, Compensation and Nominating Committee; Technical, Environment, Health and Safety Committee
      •  Meets share ownership guidelines
• Independent

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

        Mr. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, Inc., which filed a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark Airlines on December 14, 2004. Ozark Airlines filed a motion to convert the bankruptcy to Chapter 7, which was granted on March 11, 2005.

        Mr. Biggar was a director of Mosaic Group Limited from October 1995 to May 2002. In December 2002, Mosaic Group Limited filed for protection from its creditors under the Companies' Creditor Arrangement Act (Canada). Mr. Biggar was also a director of Cabletel Ltd. from June 2001 to November 2003. In June 2004, Cabletel Ltd. filed a proposal under the Bankruptcy and Insolvency Act (Canada).

        Mr. Comba was a director of Black Pearl Minerals Consolidated Inc. from December 1998 to April 2004. In July 2002, the Ontario Securities Commission ("OSC") issued a cease trading order against Black Pearl for failing to meet its continuous disclosure obligations, which order was revoked on October 3, 2002. A second cease trading order was issued by the OSC on February 3, 2004 for failure to file financial statements, which order was revoked on February 18, 2004.

3.     Appointment and Remuneration of Auditors

        KPMG LLP, Chartered Accountants ("KPMG") have been the auditors of the Company since May 2004. It is proposed that KPMG be reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders and that the Board be authorized to fix their remuneration.

        Unless directed otherwise, the persons designated in the accompanying form of proxy intend to vote FOR the appointment of KPMG as auditors of the Company until the next annual meeting of shareholders and to authorize the Board to fix their remuneration. The appointment of auditors, to be effective, must be approved by a majority of the votes cast in person or represented by proxy at the Meeting.

4.     Adoption of Shareholder Rights Plan

        At the Meeting, shareholders will be asked to consider and, if thought advisable, approve the Rights Plan Resolution approving the adoption of the shareholder rights plan. The Board has determined that the shareholder rights plan is in the best interests of the Company and unanimously recommends that the shareholders vote for the approval of the Rights Plan Resolution.

Background and Summary of the Rights Plan

        The Company and Computershare Investor Services Inc. (the "Rights Agent") entered into an agreement (the "Rights Plan") dated as of March 22, 2011 to implement the Rights Plan. A summary of the key features of the Rights Plan is attached as Appendix "A" to this Circular. This summary is qualified in its entirety by reference to the complete text of the Rights Plan, which is available on SEDAR at www.sedar.com. The Rights Plan is also available to any shareholder on request from the Corporate Secretary. Shareholders wishing to receive a copy of the Rights Plan should contact the Company by telephone at (416) 360-7590 or by facsimile at (416) 360-7709, in both cases to the attention of the Corporate Secretary. All capitalized terms used in this section of this Circular and Appendix "A" and not otherwise defined in the Circular have the meanings set forth in the Rights Plan unless otherwise indicated.

Objectives of the Rights Plan

        The Rights Plan is not being proposed by management in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. The primary objectives of the Rights Plan are to seek to ensure that, in the context of a bid for control of the Company through an acquisition of Common Shares, all shareholders have an equal opportunity to participate in the bid and are given adequate time to assess the bid. The Rights Plan in no way prohibits a change of control of the Company in a transaction that is procedurally fair to shareholders. The rights of shareholders to seek a change in the Board or to influence or promote action of the Board in a particular manner will not be affected by the Rights Plan. The approval of the Rights Plan by the shareholders will not alter, diminish or reduce the fiduciary duties of the directors of the Company when faced with a potential change of control transaction or restrict the potential actions that might be taken by the directors in such circumstances.

        The Company believes that the Rights Plan, as currently drafted, conforms to "new generation" rights plan guidelines set out by Institutional Investor Services Inc. ("ISS"). Among other things these new generation rights plans: (i) remove the board's discretion to take certain actions which normally would be considered to be in accordance with its fiduciary duties (e.g. to determine whether actions by shareholders constitute a change in control or to redeem the rights or waive the plan's application without a shareholder vote), (ii) permit partial bids, and (iii) contain restrictions on certain equity financings. Although the Board of Directors may not agree with all of the relevant ISS guidelines, it has nevertheless incorporated them in the Rights Plan in an attempt to avoid a negative recommendation by ISS.

        In approving the Rights Plan, the Board considered a number of factors, including the following concerns arising from the existing securities law framework that applies to take-over bids in Canada:

1.
Unequal Treatment.    While existing Canadian securities legislation has established a number of procedural requirements for the conduct of take-over bids, which generally require that a take-over bid be made to all shareholders and that a bidder offer identical consideration to all shareholders, the take-over bid regime includes exemptions to the formal bid requirements that could operate to allow control of an issuer to be acquired without the making of a formal take-over bid to all shareholders. Specifically, Canadian securities legislation allows a small group of securityholders to dispose of their securities pursuant to a private agreement at a premium to market price, which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. It may also be possible to engage in transactions outside of Canada without regard to these protections. The Rights Plan addresses these concerns by applying to all acquisitions that would result in a person owning 20% or more of the Common Shares (subject to certain limited exceptions), thereby generally precluding a person from acquiring a control interest in the Company without making a Permitted Bid to all shareholders.

2.
Time.    Current legislation permits a take-over bid to expire in 35 days. The Board is of the view that this generally is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and considered decision. The Rights Plan provides a mechanism for "Permitted Bids" whereby the minimum expiry period for a Take-over Bid must be 60 days after the date of the bid and the bid must remain open for a further period of ten Business Days after an offeror publicly announces that the Common Shares deposited or tendered and not withdrawn constitute more than 50% of the Common Shares outstanding held by Independent Shareholders. The Rights Plan is intended to provide shareholders with adequate time to properly evaluate any offer, and also to provide the Board with additional time to assess any offer and, if appropriate, to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, among other things, identifying other potential bidders, conducting an orderly auction, or developing a restructuring or other alternative that could enhance shareholder value.

3.
Pressure to Tender.    A shareholder may feel pressured to tender to a bid that the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted securities in the Company. This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Rights Plan provides a mechanism in the Permitted Bid provision that is intended to address this concern by requiring that a take-over bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Common Shares held by Independent Shareholders have been deposited and not withdrawn. This mechanism is intended to lessen any undue pressure to tender that may be encountered by a shareholder, as the shareholder will have the ability to tender during a subsequent offering period after learning that a majority of the other shareholders of the Company have tendered to the offer.

General Impact of the Rights Plan

        It is not the intention of the Board, in approving the Rights Plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Company in a transaction that is procedurally fair. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Appendix "A" to this Circular, shareholders may tender to a bid that meets the Permitted Bid criteria without triggering the exercise of Rights under the Rights Plan, regardless of the value of the consideration being offered under the bid. The Rights Plan should not preclude any shareholder from utilizing the proxy mechanism under the Canada Business Corporations Act ("CBCA") and securities laws to promote a change in the management or direction of the Company, or the Board, and is designed to have no effect on the rights of holders of outstanding Common Shares to requisition a meeting in accordance with the provisions of the CBCA, or to enter into agreements with respect to voting their Common Shares. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregation of holdings of institutional shareholders and their clients. Persons who currently own more than 20% of the Common Shares are known as "Grandfathered Persons" under the Rights Plan. Such ownership will not trigger the exercise of rights under the Rights Plan unless such persons increase their ownership of Common Shares by more than one percent. To the knowledge of the Company, no person currently beneficially owns more than 20% of the Common Shares. The Rights Plan is not expected to interfere with the day-to-day operations of the Company. The issuance of the

Rights does not in any way alter the financial condition of the Company, impede its business plans or alter its financial statements. In summary, the Board believes that the dominant effect of the Rights Plan will be to ensure equal treatment of all shareholders in the context of an acquisition of control.

Approval

        At the Meeting, shareholders will be asked to consider and, if thought advisable, ratify, confirm and approve the adoption of the Rights Plan. Pursuant to the terms of the Rights Plan and applicable stock exchange requirements, the number of votes required to pass the resolution in respect of the Rights Plan shall be not less than (i) a majority of the votes cast by shareholders, and (ii) a majority of votes cast by shareholders, without giving effect to any votes cast (a) by any Shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding Common Shares of the Corporation, if any; and (b) by the associates, affiliates and insiders of any referred to in (a) above, in each case present either in person or by proxy at the Meeting. As of the Record Date, based on publicly available information, to the knowledge of the Company, no shareholder, directly or indirectly, individually or in concert with any other person, beneficially owns, or exercises control or direction over, 20% or more of the outstanding Common Shares. A copy of the Rights Plan Resolution is set out in Schedule "A" of this Circular.

        Unless directed otherwise, the persons designated in the accompanying form of proxy intend to vote FOR the adoption of the Rights Plan. In order for the resolution to pass, the resolution must be approved by a majority of the votes cast in person or represented by proxy at the Meeting.

5.     Other Matters

        Management is not aware of any other matters to come before the Meeting other than those set out in the attached Notice. If other matters come before the Meeting, it is the intention of the individuals named in the form of proxy to vote in accordance with their best judgment in such matters.

REPORT ON EXECUTIVE COMPENSATION

Role of the Governance, Nominating and Compensation Committee

        In 2010, the Governance, Nominating and Compensation Committee was comprised of Messrs. Van Staveren (Chairman), Berlin, and Weymark. Mr. Douchane was also a member of the Committee in 2010 but he stepped down on November 18, 2010.

        One of the roles of the Committee is to undertake periodic, independent reviews of market conditions to ensure that the executive officers of the Company are paid competitively relative to other comparable participants in the industry. When deemed necessary, the Committee may call upon outside resources to assist with these reviews and to ensure that the comprehensive executive compensation packages available to executive officers are sufficient, without being excessive, to retain the existing compliment of executive officers and to recruit others into this group as an integral part of facilitating and sustaining the advancement of the Company's strategic objectives and its ongoing operations. Similarly, the Committee reviews and ensures that the directors' compensation packages are competitive in light of the time commitments required from directors relative to other comparable participants in the industry. Based on such reviews, the Committee makes recommendations to the Board with respect to changes to executive compensation and director compensation. For more information regarding this Committee, see "Corporate Governance — Governance, Nominating and Compensation Committee" in this Circular.

        In assessing 2010 performance and determining appropriate compensation levels, the Governance, Nominating and Compensation Committee considered, among other things, the positive results of the scoping study for the Offset Zone, the discovery of new mineralized areas near the Lac des Iles mine, the completion of a $100,000,000 equity financing in April 2010, exploration success at the Sleeping Giant gold mine and the Flordin gold property, the acquisition of the Vezza gold project in the Abitibi region, the restart of palladium production at the Lac des Iles ("LDI") mine, development at the Roby and Offset Zones, the establishment of a $30 million operating line of credit, the addition of NAP to the S&P/TSX SmallCap Index in September 2010,

and the achievement of a two-year track record without a single injury at LDI that resulted in lost time when determining appropriate compensation levels.

Compensation Benchmarking Study

        In 2010, Mercer (Canada) Limited ("Mercer") was retained as an advisor to the Committee to complete a market review of the current compensation levels of the individuals who served in the capacity of President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the other three most highly compensated executive officers of the Company who served in such capacities during the year ended December 31, 2010 and whose total salary and bonus, individually, exceeded $150,000 (collectively, the "Named Executive Officers" and each a "Named Executive Officer"), and the Company's non-executive directors relative to a comparator group of Canadian mining companies. Although Mercer provides advice to the Committee, the decisions reached by the Committee may reflect factors and considerations other than the information and findings provided by Mercer.

        In selecting the comparator group, the Committee sought to select a comparator group comprised primarily of mid-tier TSX listed mining companies with a Canadian head office, a focus on palladium or gold production, less than 3 operating and/or near-term production mines, comparable revenue and a market capitalization of less than $2 billion. The 11 peer companies chosen for comparison were: Alamos Gold Inc., Aurizon Mines Ltd., Dundee Precious Metals Inc., Eastern Platinum Ltd., Gammon Gold Inc., Golden Star Resources Ltd., Great Basin Gold Ltd., Lake Shore Gold Corp., Jaguar Mining Inc., Northgate Minerals Corp. and Stillwater Mining Co (the "comparator group").

Review of Named Executive Officers Compensation

        Mercer compared the Company's compensation for its executive officers against the comparator group and provided its findings in an executive compensation review dated December 1, 2010.

        Mercer's report found that the annual base salaries of the Chief Executive Officer, Chief Financial Officer and Vice President & Chief Operating Officer were competitive relative to the median of the market based on functionally-matched positions of the Company's comparator group. Mercer could not identify functionally matched positions for the base salary of the Vice President, Corporate Development, General Counsel & Corporate Secretary or the Vice President, Operations but found base salaries, as well as the base salary of the Vice President, Exploration & Development, to be competitive relative to the average of the third, fourth and fifth highest total cash ranked Named Executive Officers of the Company's comparator group. In recommending salary adjustments for Named Executive Officers for 2011, the Committee favored a measure of internal equity over a tiered approach to the manner in which Vice Presidents were compensated. In particular, the responsibilities of certain vice presidents were viewed as being larger in scope than vice presidents in the comparator group.

        The total cash compensation of the executive officers was found to be above the median of the Company's comparator group, with the exception of the Chief Financial Officer. The Chief Executive Officer was found to have a higher proportion of cash compensation relative to market. The Chief Financial Officer was found to have a lower proportion of equity and a higher proportion of base salary relative to market. The Chief Operating Officer was found to have a higher proportion of equity (which included 2010 sign-on grants) and a lower proportion of base salary relative to market. The Vice President, Exploration & Development was found to have a slightly higher proportion of equity relative to the market. The compensation mix of the Vice President, Corporate Development, General Counsel & Corporate Secretary, the Vice President, Operations and the Vice President, Exploration & Development was found to be in line with the average of the third, fourth and fifth highest total cash ranked Named Executive Officers of the Company's comparator group.

        As a result, Mercer's report found that the Company's total direct compensation was positioned at or above the median of the comparator group. In light of the current robust state and competitive nature of the mining industry, the Committee is of the view that the Company should target pay above the median (i.e. at between 50% to 75%) in order to attract and retain qualified personnel.

Review of Director Compensation

        Mercer compared the Company's compensation for its directors against compensation in the same comparator group used for the executive compensation review, and provided its findings and recommendations in a director compensation review report dated January 7, 2011.

        Based on Mercer's findings, the total annual compensation (i.e. total cash and equity compensation) paid by the Company to non-executive directors was found to be competitive (i.e. at between 50% to 75%) with the total annual compensation paid to directors of the Company's comparator group. However, the equity compensation of the Company's directors was found to be in the bottom 25% of the comparator group while the annual cash retainers of the Company's directors was found to be at the top 25% of the comparator group.

        Based on Mercer's findings, the Governance, Nominating and Compensation Committee recommended to the Board that cash compensation paid to non-executive directors be decreased for 2011 and that equity linked compensation, in the form of cash-settled RSUs, for directors be increased so as to be competitive at the median of the Company's comparator group. As a result, as of January 1, 2011, a minimum of 40% of directors' annual base retainer will be paid in the form of RSUs.

Compensation Discussion and Analysis

Objectives of Compensation Strategy

        The primary focus of the Company's compensation strategy is to provide a comprehensive executive compensation package designed to attract and retain executive officers while taking into consideration the overall strategies and objectives of the Company. The compensation strategy also recognizes the importance of balancing the financial interests and objectives of executive officers and other members of senior management with the financial interests and objectives of shareholders.

        The Governance, Nominating and Compensation Committee's compensation policy in respect of executive compensation emphasizes incentive compensation linked to business success and features three major measurement indicia: (1) the performance of the Company, (2) the performance of the employee, and (3) the compensation paid to employees with similar responsibilities and experience in comparable companies. The performance of the Company is evaluated by comparing its performance against its targeted performance for a given period and by ascertaining whether the Company met its objectives in respect of its business strategy. The performance of the employee is measured by evaluating his contribution to the performance of the Company in respect of corporate objectives as well as role specific objectives and leadership factors. The amount of bonuses paid to the Named Executive Officers for 2010 was based on each Named Executive Officer's performance against his STIP objectives. See "— Short Term (Annual Performance) Incentives" below. With respect to executive compensation, significant emphasis is placed on awarding a proper compensation mix, including cash remuneration in the form of competitive base salaries and annual bonuses and long-term incentives in the form of stock options and RSUs.

Elements of Compensation

        The basic elements of the compensation for Named Executive Officers are: base salary, short-term incentives and long-term incentives.

1.
Base Salary.    On an individual basis, annual base salaries are reviewed for each Named Executive Officer and adjusted where it is deemed necessary. In order to ensure that base salaries are competitive relative to other similar positions within the mining industry in Canada, industry salary surveys are reviewed. Other considerations taken into account when examining base salaries include years of experience, the contribution which the Named Executive Officer can make and has made to the success of the Company, the level of responsibility and authority inherent in the Named Executive Officer's job, leadership qualities of the individual and the importance of maintaining internal equity within the Company.

2.
Short Term (Annual Performance) Incentives.    The Company has a short term incentive plan ("STIP") developed by the Governance, Nominating and Compensation Committee and approved by the Board, pursuant to which the Named Executive Officers are eligible for an annual bonus calculated as a percentage of their annual base salary if certain performance criteria prescribed by the STIP are satisfied. The target bonus amounts for each of the Named Executive Officers in 2011 is: President & Chief Executive Officer, 100%; Vice President & Chief Operating Officer, 60%; Vice President, Finance & Chief Financial Officer, 50%; Vice President, Corporate Development, General Counsel & Corporate Secretary, 50%; and Vice President, Exploration & Development, 50%. In addition, Officers are eligible for an additional discretionary bonus for performance that the Board determines clearly exceeds expectations. See "Summary Compensation Table" in this Circular for actual bonus amounts paid to Named Executive Officers for 2010, as set out under the "Non-equity incentive plan compensation — Annual incentive plans" column of the table.

  The 2010 STIP had two components and the relative weighting of each objective within these components varied for each Named Executive Officer. The two components of the 2010 STIP were: (i) corporate results (i.e. achievement of production and operating cost targets, health and safety targets, completion of scoping study, share price appreciation); and (ii) role specific and leadership factors (i.e. contribution to NAP market awareness, corporate development, promoting a safe work environment, development of corporate culture and ethical practices).

  All but one of the corporate results were found to have been achieved in 2010: operating metrics at the Lac des Iles Mine were achieved, health and safety targets were achived, a positive scoping study was completed for the Offset Zone and the share price appreciated significantly in 2010. All of the operating targets for the Sleeping Giant mine were not achieved.

  The role specific and leadership factors component of the 2010 STIP was determined based on objectives and relative weightings set by the Governance, Nominating and Compensation Committee for each of the Named Executive Officers. All of the role specific and leadership factors were generally achieved in 2010 (i.e. between 80% to 100% of target on an individual basis). In line with the corporate and individual results for 2010, Named Executive Officers received between 80% and 110% of their target bonus.

3.
Long Term Incentives.    Long-term incentives such as stock options and RSUs are a means of aligning the compensation of executive officers with the performance of the Company and the interests of shareholders. In determining whether to grant stock options or RSUs to an executive officer and in determining the number of stock options or RSUs granted, factors taken into consideration include the relative position of the individual officer, the contribution made by that officer during the review period, the number of stock options or RSUs previously granted and the resulting level of total compensation in relation to the executive's comparator group position. Executive officers may also participate in the Company's RRSP Plan (defined below), under which the Company makes matching contributions on behalf of the employee in, at the Company's discretion, cash, Common Shares issued from treasury, or a combination thereof. See also "Other Information — Equity Compensation Plans".

Performance Graph

        The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on January 1, 2006 with the cumulative total return of S&P/TSX Composite Index for the five most recently completed financial years. The total cumulative shareholder return for $100 invested in Common Shares was $70.23 compared to $119.26 for the S&P/TSX Composite Index.

        The S&P/TSX Composite Index is an index of the stock prices of the largest companies on the TSX as measured by market capitalization. The Company's stock price has outperformed the index over the past two years, having appreciated 66% in 2009 (versus 31% for the index) and 88% in 2010 (versus 14% for the index).

        Compensation levels for the Named Executive Officers cannot and should not be directly compared to year over year relative share price performance. Global commodity prices, particularly the price of palladium is the single most significant factor affecting the Company's stock price and are beyond the control of the Company's management.

        Over the past few years, the entire senior management team at the Company has been replaced. In order to attract and retain a new and highly qualified management team, the Governance, Nominating and Compensation Committee increased the total compensation mix to be positioned above the median of the Company's peer group of companies (see "Report on Executive Compensation — Compensation Benchmarking Study"). The Company's executive compensation package is designed to attract and retain top quality managers for the longer term to manage and grow the business through both adverse and favourable economic cycles.

Compensation of Named Executive Officers

        The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for each of the past three fiscal years ended December 31 in respect of the Named Executive Officers.

Summary Compensation Table

						Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)		Share- based awards(1) ($)	Option- based awards(2) ($)	Annual incentive plans(3) ($)	Long-term incentive plans ($)	All other compensation(4) ($)	Total compensation ($)
William J. Biggar President & Chief Executive Officer	2010 2009 2008	500,000 500,000 125,000	(5)	Nil Nil 50,000	801,000 103,500 1,012,500	400,000 475,000 Nil	Nil Nil Nil	15,135 15,562 2,679	1,716,135 1,094,062 1,190,179
Jeffrey A. Swinoga Vice President, Finance & Chief Financial Officer	2010 2009	270,000 121,673	(5)	Nil Nil	333,750 437,750	90,000 40,000	Nil Nil	10,272 6,655	704,022 606,078
Trent C. A. Mell Vice President, Corporate Development, HR, General Counsel & Corporate Secretary	2010 2009 2008	260,000 220,000 210,833		Nil Nil 120,000	333,750 310,500 Nil	90,000 90,000 30,000	Nil Nil Nil	9,665 9,337 7,110	693,415 629,837 367,943
Michel F. Bouchard Vice President, Exploration & Development	2010 2009	260,000 141,541	(5)	Nil Nil	333,750 51,750	115,000 45,000	Nil	8,051 9,328	716,801 247,619
Gregory R. Struble Vice President & Chief Operating Officer	2010	25,353	(5)	300,000	934,500	Nil	Nil	247	1,260,100

(1)
The "Share-based awards" figures reflect the grant date fair value of RSUs granted under the Company's RSU Plan. Grant date fair value for each RSU is equivalent in value to the fair market value of the weighted average trading price per Common Share on the TSX for the five trading days immediately preceding the date of the grant, and adjusted to reflect changes in market value until the date of redemption.

(2)
The "Option-based awards" figures reflect the fair value of options granted for the year ended December 31, 2010 in accordance with the Company's Stock Option Plan on the grant date. The fair value of these options on their grant date are calculated by using the Black-Scholes option valuation model. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Common Share price, expected dividend yield, and risk-free interest rate. The Company assigns an exercise price equivalent to the value of one Common Share on the TSX on the date immediately preceding the date of the grant. The assumptions used in the valuation are based on an actual term of five years and a vesting period of three years. Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) requires recognition in the Company's financial statements of an expense for option awards using the fair value method of accounting. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as a compensation expense.

(3)
The "Annual incentive plans" figures reflect the bonuses paid to each Named Executive Officer in January 2011 based on his performance against the 2010 STIP targets (see "Executive Compensation Discussion and Analysis — Structure of Compensation Strategy").

(4)
Consists of premiums paid for life insurance, RRSP contributions and fitness benefits for Named Executive Officers.

(5)
Compensation is not for a full year of service. Mr. Biggar joined the Company on October 1, 2008, Mr. Swinoga on July 20, 2009, Mr. Bouchard on May 26, 2009 and Mr. Struble on December 6, 2010. Mr. Struble's total compensation includes sign-on share and option based awards granted at the time he joined the Company.

Outstanding Share-based Awards and Option-based Awards

        The following table sets forth the options to purchase securities of the Company and RSUs of the Company granted to Named Executive Officers outstanding as at December 31, 2010.

	Option-based Awards(1)
						Share-based Awards(2)
	Number of securities underlying unexercised options (#)
Name			Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested(4) ($)
William J. Biggar	300,000 50,000 750,000		6.24 3.22 2.20	Dec. 7, 2015 Dec. 7, 2017 Sept. 30, 2016	195,000 183,500 3,517,500	Nil	Nil
Jeffrey A. Swinoga	125,000 25,000 200,000		6.24 3.22 2.85	Dec. 7, 2015 Dec. 7, 2017 July 19, 2017	81,250 91,750 808,000	Nil	Nil
Trent C. A. Mell	125,000 150,000 10,000 30,000 30,000		6.24 3.22 5.22 6.47 10.18	Dec. 7, 2015 Dec. 7, 2017 Jun. 9, 2016 May 21, 2016 Apr. 15, 2015	81,250 550,500 16,700 12,600 Nil	18,913	130,311
Michel F. Bouchard	125,000 25,000 165,000 330,000	(5) (5)	6.24 3.22 1.32 3.03	Dec. 7, 2015 Dec. 7, 2017 Jun. 17, 2013 Sept. 10, 2011	81,250 91,750 919,050 1,273,800	Nil	Nil
Gregory R. Struble	350,000		6.24	Dec. 7, 2018	227,500	48,046	331,037

(1)
Includes all options awarded to Named Executive Officers under the Stock Option Plan outstanding as at December 31, 2010.

(2)
Includes all RSUs awarded to Named Executive Officers under the RSU Plan outstanding as at December 31, 2010.

(3)
The "Value of unexercised in-the-money options" figures reflect the aggregate dollar amount of in-the-money unexercised options that are either vested or unvested held at the end of the year. The amount is calculated based on the difference between the price per Common Share at the close of business on the TSX on December 31, 2010, which was $6.89, and the exercise price of the option.

(4)
The "Market or payout value of share-based awards that have not vested" figures reflect the aggregate market value or payout value of RSUs that have not vested, based on the closing price of Common Shares on the TSX on December 31, 2010.

(5)
These options were granted to Mr. Bouchard while he was President and CEO of Cadiscor Resources. Upon completion of the Cadiscor acquisition by NAP, Mr. Bouchard's options were converted into NAP options at the approved exchange rate.

Incentive Plan Awards — Value Vested or Earned During 2010

        For the year ended December 31, 2010, the following table sets forth for each Named Executive Officer the value that would have been realized if the options granted under the Stock Option Plan had been exercised on their vesting date, the value for RSUs had they been exercised on their vesting date and the value earned under non-equity incentives (i.e. STIP).

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards (RSUs) — Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year(3) ($)
William J. Biggar	564,000	Nil	400,000
Jeffrey A. Swinoga	48,420	Nil	90,000
Trent C. A. Mell	154,500	87,000	90,000
Michel F. Bouchard	25,753	Nil	115,000
Gregory R. Struble	Nil	Nil	Nil

(1)
Figures represent the value that would have been realized from all options vested during 2010, calculated based on the difference between the closing price of Common Shares on the TSX on the date of vesting and the exercise price of the option.

(2)
Figures represent the value realized for RSUs that vested during 2010, calculated based on the closing price of Common Shares on the TSX on the date of vesting.

(3)
Figures represent the bonuses paid to each Named Executive Officer in January, 2011 based on his performance against the 2010 STIP targets. See "Annual Incentive Plans" in Summary Compensation Table above.

Employment Contracts and Termination and Change of Control Entitlements

        The Company entered into employment agreements with each of the Named Executive Officers. Generally, the employment agreements provide the position, term and duties of each Named Executive Officer. The agreements contain non-solicitation covenants in favour of the Company during the term of the Named Executive Officer's employment and for a period of one year thereafter. The employment agreements also provide that the Company shall pay each Named Executive Officer an annual base salary, the right to participate in all health, dental and other benefit plans of the Company, the right to participate in the Company's STIP and the right to receive stock options or RSUs upon approval from the Board. Pursuant to the STIP, the Named Executive Officers are eligible to receive a performance bonus in accordance with the Governance, Nominating and Compensation Committee's compensation policy. The amount of any such performance bonus and the related performance criteria are determined from time to time by the Governance, Nominating and Compensation Committee and are subject to approval by the Board. See "Executive Compensation and Analysis — Structure of Compensation Strategy — Short Term (Annual Performance) Incentives" in this Circular.

        Pursuant to Mr. Biggar's employment agreement with the Company dated September 14, 2008 (effective October 1, 2008), as amended January 11, 2011, in the event that the Company terminates Mr. Biggar's employment without cause or Mr. Biggar terminates his employment for "Good Reason" (as defined in his employment agreement), Mr. Biggar shall receive (i) an amount equal to his base salary, plus an amount equal to the average of the annual bonus paid to him by the Company for each of the two calendar years immediately preceding the date of termination, for 24 months, (ii) an amount equal to the Company's cost for maintaining his benefits for 24 months, and (iii) his entitlements in accordance with the terms of his options. In the event that the Company terminates Mr. Biggar's employment following a change of control, the entitlements are based on a 30 month period instead of a 24 month period. In the event of a change of control, all unvested share and option-based awards held by Mr. Biggar at such time shall immediately vest and become exercisable.

        Pursuant to the other Named Executive Officer employment agreements with the Company, in the event that the Company terminates their employment without cause or they terminate their employment for "Good Reason" (as defined in their employment agreements), they shall receive (i) an amount equal to base salary, plus an amount equal to the average of the annual bonus paid by the Company for each of the two calendar years immediately preceding the date of termination for 12 months, (ii) an amount equal to the Company's cost for maintaining their benefits for 12 months, and (iii) entitlements in accordance with the terms of their options. In the event that the Company terminates a Named Executive Officer's employment following a change of control, entitlements are based on an 18 month period instead of a 12 month period. In the event of a change of control, all unvested share and option-based awards held at such time shall immediately vest and become exercisable.

Termination of Employment Without Cause / Resignation for Good Reason

        The table below sets out the estimated incremental payments due to each Named Executive Officer upon a termination without cause or a resignation for Good Reason, assuming that it took place on December 31, 2010.

	Base Salary	Bonus	Option-Based Awards	All Other Compensation	Total
William J. Biggar	1,000,000	875,000	Nil	30,250	1,905,250
Jeffrey A. Swinoga	270,000	90,000	Nil	10,250	370,250
Trent C. A. Mell	260,000	90,000	Nil	9,650	359,650
Michel F. Bouchard	260,000	115,000	Nil	8,050	383,025
Gregory R. Struble	350,000	210,000	Nil	12,350	572,350

Termination of Employment Upon a Change of Control

        The table below sets out the estimated incremental payments due to each Named Executive Officer upon a change of control, assuming that it took place on December 31, 2010.

	Base Salary	Bonus	Option-Based Awards	All Other Compensation	Total
William J. Biggar	1,250,000	1,093,750	1,489,850	38,850	3,872,450
Jeffrey A. Swinoga	405,000	135,000	681,100	15,400	1,236,500
Trent C. A. Mell	390,000	135,000	458,000	14,500	997,500
Michel F. Bouchard	390,000	172,500	142,400	12,100	717,000
Gregory R. Struble	525,000	315,000	558,550	18,500	1,417,050

 BOARD OF DIRECTORS COMPENSATION

Remuneration

        As an executive officer of the Company, Mr. Biggar is not compensated for his services as a director. The non-executive directors receive the following annual retainers and attendance fees for their services as directors:

	Fiscal year 2010 — Received(1)	Fiscal year 2011 — Policy(2)
Director retainer (base)	$85,000 per year	$120,000 per year
Chairman (additional retainer)	$90,000 per year	$60,000 per year
Audit Committee chair (additional retainer)	$15,000 per year	$15,000 per year
Other Committee chair (additional retainer)	$7,500 per year	$7,500 per year
Meeting attendance fee	$1,000 per meeting	$1,000 per meeting
Audit Committee member (other than the chair) preparation fee	$1,000 per quarterly meeting to approve financial statements	$1,000 per quarterly meeting to approve financial statements

(1)
The practice of the Company had been to grant stock options to directors every 1-2 years. Although no stock options were issued to directors during the 2010 calendar year, directors received option-based awards valued at $155,310 in December 2009.

(2)
A minimum of 40% and a maximum of 60% of retainer must be paid in the form of cash settled RSUs. No other option or share-based awards are anticipated for 2011.

        As of January 1, 2011, a minimum of 40% and a maximum of 60% of the annual retainer is paid in the form of RSUs, which will vest immediately and may be exercised as to one third on the date of the grant, one third on the first anniversary and one third on the second anniversary. Directors elect what additional percentage of the annual retainer above 40% (to a maximum of 60%) will be received as RSUs prior to December 31 of the previous year. The RSUs are priced at the volume weighted average price on the TSX for the 5 trading days preceding January 1 of the new calendar year.

        All retainers are paid pro rata on a quarterly basis. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of NAP. Any director who is required to travel a total of more than four hours per round trip in order to attend a meeting or series of meetings is entitled to a travel fee of $1,000 as compensation for the travel time. If a director is called upon to dedicate a significant amount of time in the performance of duties above and beyond those described in the Board and Committee mandates, the Board may approve additional compensation for the director provided that: (i) the compensation amount is approved in advance of the work being completed; and (ii) such compensation does not impair the director's independence, as the term is defined in National Instrument 52-110 — Audit Committees ("NI 52-110") and under the rules of the NYSE Amex.

Stock Ownership Guidelines

        The Board believes that the economic interests of directors should be aligned with those of shareholders. To achieve this, the Company's director compensation policy was revised for 2011 and now provides that directors are expected hold at least $150,000 in securities of NAP. The minimum holding requirement is calculated based on: (i) the actual price paid per Common Share acquired and (ii) the grant value of RSUs. For purposes of transitioning from the previous $75,000 securities requirement to the $150,000 requirement effective January 1, 2011, securities held as at January 1, 2011 are deemed to have been purchased at $6.79, being the "market price" (as defined in the TSX Company Manual) of the Common Shares on the TSX as of December 31, 2010. Unless they are expiring, directors may not exercise RSUs if, after the exercise of the RSUs, their ownership of NAP securities would be less than $150,000. As of the Record Date, all of the directors have satisfied the ownership guidelines.

Compensation of Directors

        The following table sets forth all compensation provided to the Company's non-executive directors for the year ended December 31, 2010.

Director Compensation Table

Name	Fees earned ($)	Share-based awards(2) ($)	Option-based awards(3) ($)	All other compensation(1) ($)	Total ($)
André J. Douchane	$193,000	Nil	Nil	$1,000	$194,000
Steven R. Berlin	$123,000	Nil	Nil	$3,000	$126,000
C. David A. Comba	$121,500	Nil	Nil	$2,000	$123,500
Robert J. Quinn	$112,000	Nil	Nil	$4,000	$116,000
Greg J. Van Staveren	$120,500	Nil	Nil	$1,000	$121,500
William J. Weymark	$102,000	Nil	Nil	$3,000	$105,000

(1)
Reflects compensation for travel time in excess of four hours to attend Board and Committee meetings.

Outstanding Share-based Awards and Option-based Awards

        The following table provides information for all stock options and share-based awards granted to non-executive directors outstanding as at December 31, 2010:

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested ($)
André J. Douchane	75,000 20,000 5,000 5,000 86,000	$ $ $ $ $	3.22 6.47 8.40 8.84 11.90	December 7, 2017 May 21, 2016 June 20, 2014 December 14, 2013 June 23, 2012	275,250 8,400 — — —	Nil	Nil
Steven R. Berlin	50,000 20,000 5,000 7,500	$ $ $ $	3.22 6.47 8.84 11.90	December 7, 2017 May 21, 2016 December 14, 2013 June 23, 2012	183,500 8,400 — —	Nil	Nil
C. David A. Comba	75,000 20,000 5,000 7,500	$ $ $ $	3.22 6.47 8.40 8.40	December 7, 2017 May 21, 2016 June 20, 2014 June 20, 2014	275,250 8,400 — —	Nil	Nil
Robert J. Quinn	75,000 20,000 5,000 7,500	$ $ $ $	3.22 6.47 8.40 8.40	December 7, 2017 May 21, 2016 June 20, 2014 June 20, 2014	275,250 8,400 — —	Nil	Nil
Greg J. Van Staveren	75,000 20,000 5,000 7,500 7,500	$ $ $ $ $	3.22 6.47 8.40 11.90 4.75	December 7, 2017 May 21, 2016 June 20, 2014 June 23, 2012 February 27, 2011	275,250 8,400 — — 16,050	Nil	Nil
William J. Weymark	75,000 20,000 7,500	$ $ $	3.22 6.47 8.87	December 7, 2017 May 21, 2016 January 14, 2015	275,250 8,400 —	Nil	Nil

(1)
The "Value of unexercised in-the-money options" figures reflect the aggregate dollar amount of (vested and unvested) in-the-money unexercised options held at the end of the year. The amount is calculated based on the difference between the closing price of the Common Shares on the TSX on December 31, 2010, which was $6.89, and the exercise price of the options.

Incentive Plan Awards — Value Vested or Earned During 2010

        The following table sets forth for each non-executive director the value that would have been realized if the options granted under the Stock Option Plan had been exercised on their vesting date and the value realized upon vesting of RSUs during the year ended December 31, 2010:

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards (RSUs) — Value vested during the year(2) ($)
André J. Douchane	77,250	Nil
Steven R. Berlin	77,250	Nil
C. David A. Comba	77,250	Nil
Robert J. Quinn	77,250	Nil
Greg J. Van Staveren	77,250	Nil
William J. Weymark	77,250	Nil

(1)
Figures represent the value that would have been realized from all options vested during 2010, calculated based on the difference between the closing price of the Common Shares on the TSX on the date of vesting and the exercise price of the options.

(2)
No RSUs were granted to non-executive directors in 2010 and no previously granted RSUs to non-executive directors vested during the year ended December 31, 2010.

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1.     Board of Directors

Independence from Management and Significant Shareholder

        A majority of the directors of the Company (six of seven) are independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") — Messrs. Berlin, Comba, Douchane, Quinn, Van Staveren and Weymark. Mr. Biggar is not considered independent as he is also the President and Chief Executive Officer of the Company.

        The role of the Chairman is to effectively manage and provide leadership to the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the Chief Executive Officer and promoting the delivery of information to the members of the Board. The Chairman's responsibilities also include overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders. Mr. Douchane was appointed non-executive Chairman effective December 31, 2005. Mr. Douchane is independent in accordance with NI 58-101. The Board promotes the opportunity for leadership to be exercised by its independent directors through Committee chairman appointments and by providing directors with an opportunity to recommend agenda items for consideration at Board meetings.

        In 2010, the Board held 11 meetings of directors and the standing Committees held eighteen meetings throughout the year. Independent directors do not hold regularly scheduled meetings but the Board fosters independence from management of the Company by regularly excusing management from Board meetings to facilitate open and candid discussions. In addition, the Technical, Environment, Health and Safety Committee makes an annual trip to the mines to review the operations and meet directly with mine site personnel.

        Given the foregoing, the Board believes it is independent of management.

        The following describes the attendance records at Board and Committee meetings for each director in 2010.

Director	Board Meetings(1)	Committee Meetings(1)(2)
Steven Berlin	11 of 11	Audit Governance	8 of 8 4 of 4
William Biggar	11 of 11	Not applicable
David Comba	11 of 11	Audit Technical	8 of 8 2 of 2
André Douchane(3)	11 of 11	Governance Technical	2 of 4 2 of 2
Robert Quinn	11 of 11	Audit Technical	8 of 8 2 of 2
Gregory Van Staveren	11 of 11	Audit Governance	8 of 8 4 of 4
William Weymark	10 of 11	Governance Technical	3 of 4 2 of 2

(1)
Attendance record is based on the number of meetings held while the director in question was a member of the Board or Committee.

(2)
"Audit" refers to the Audit Committee. "Technical" refers to the Technical, Environment, Health and Safety Committee. "Governance" refers to the Governance, Nominating and Compensation Committee.

(3)
Due to concerns about a former CEO serving on a compensation committee, and although the Committee considers Mr. Douchane to be independent, it was agreed on November 18, 2010 to accept Mr. Douchane's offer to step down from the Committee.

2.     Mandate of the Board of Directors

        The Board's mandate is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for: reviewing the Company's overall business strategy and its annual business plan; identifying principal risks and implementation of systems to manage those risks; assessing management's performance against approved business plans and industry standards; appointing officers and reviewing succession planning; developing a communication policy for the Company's shareholders; and the integrity of internal control and management information systems. The Board has a written mandate, the full text of which is included in this Circular as Schedule B.

        Board meetings are held at least once per quarter, and at each meeting there is a review of the business of the Company. The frequency of meetings and the nature of the Board and Committee items considered varies depending on the activities and priorities of the Company. In 2010, the Board met 11 times.

3.     Interests of Directors in Competing Businesses

        From time to time, potential conflicts may arise to which the directors of the Company are subject in connection with the business and operations of the Company. The individuals concerned are governed in any conflicts or potential conflicts by applicable law and the Company's Code of Conduct (defined below). As of the date hereof, the following directors of the Company hold positions with other companies that explore for or produce platinum group metals or have other business interests, which may potentially conflict with the interests of the Company:

  (a)
  In January 2007, Mr. Douchane was appointed President and Chief Executive Officer of Starfield Resources Inc., a TSX Venture Exchange listed company. Starfield Resources is involved in the exploration and development of its 100% owned Ferguson Lake nickel-copper-cobalt-palladium-platinum property located in Nunavut, Canada. Additionally, in September 2007, Mr. Van Staveren was appointed part-time Chief Financial Officer of Starfield Resources.

  (b)
  Mr. Comba is a director of First Nickel Inc., a TSX listed company, which operates the Lockerby Mine in Sudbury, Ontario, a nickel, copper and cobalt producer with platinum group credits. The Lockerby Mine was placed on care and maintenance in October 2008 due to low nickel prices. First Nickel has also actively explored for nickel deposits in Sudbury and south-eastern Ontario.

4.     Position Descriptions

        The Board has written descriptions of the duties of each of the Chairman of the Board and the President and Chief Executive Officer as well as written charters for each standing Committee. The chairman of each Committee presides at all meetings of the committee, is responsible for ensuring that the work of the Committee is well organized and proceeds in a timely fashion and reports on the activities of the Committee to the Board. The role and responsibilities of the chair of each committee of the Board is to effectively manage and provide leadership to the committee in the performance of its duties as set out in the committee's written charter.

5.     Orientation and Continuing Education

        New members to the Board possess considerable knowledge of their duties and obligations as a director through their work experience and membership on boards of directors of other reporting issuers. The Governance, Nominating and Compensation Committee is responsible for ensuring that new members are provided with the necessary information about the Company, its business and the factors which affect its performance. This Committee reviews and monitors the orientation of new Board members.

        Continuing education includes receiving an update of the Company's operations and important activities at each regularly scheduled meeting of the Board. The Board also receives regular written reports from management of the Company. The directors are also informed of changes in applicable laws and rules of stock exchanges that are relevant to their roles as directors.

6.     Ethical Business Conduct

        On January 12, 2010, the Governance, Nominating and Compensation Committee of the Board adopted a revised code of conduct for its employees, officers and directors (the "Code of Conduct"), a copy of which is available on the Company's website at www.nap.com. Under the Code of Conduct and the Company's

Whistleblower Policy, all employees, officers and directors are required to report complaints or concerns regarding accounting, internal controls and auditing matters, non-compliance with the Code of Conduct, and unethical or illegal behaviour.

        The Company strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour. The Code of Conduct sets out the guidelines and principles that govern the Company's business conduct, including the standards expected of individuals in protecting the Company's assets from improper use, safeguarding the Company's proprietary and confidential information, conducting business dealings in a manner that preserves the Company's integrity and reputation, and complying with all applicable laws.

        Specific management representatives have been designated for each office and site for handling communications regarding non-compliance with the Code of Conduct and unethical or illegal behaviour. If a management representative concludes that a complaint or concern might be covered by the Company's Whistleblower Policy, the complaint or concern must be reported to the Company's General Counsel. Reports may also be made directly to the Company's General Counsel by telephone, in writing, by email or by confidential fax.

        In the case of complaints or concerns regarding accounting, internal controls or auditing matters, an individual should communicate directly with the Company's General Counsel who will communicate the concern to the Company's Audit Committee. An individual may also report the complaint or concern directly to the Chairperson of the Company's Audit Committee by telephone, in writing or by email.

        The Code of Conduct strongly encourages all individuals to make full and timely disclosure of any actual or potential conflicts of interest to provide an opportunity to obtain advice and to resolve actual or potential conflicts of interests in a timely and effective matter. In the case of directors and officers, the Code of Conduct requires any potential conflicts of interest to be disclosed in writing to the Board.

7.     Board Committees

        The Board has three standing committees: the Audit Committee, the Governance, Nominating and Compensation Committee and the Technical, Environment, Health and Safety Committee. The duties and responsibilities of each of the Committees are described below.

        From time to time, ad hoc committees of the Board may be constituted to deal with special requirements of the Company.

Audit Committee

        The Audit Committee meets with the Company's auditors before the submission of audited annual financial statements to the Board and otherwise as deemed necessary. The Committee is responsible for assessing the performance of the Company's auditors and for reviewing the Company's financial reporting and internal controls. The Committee has adopted a charter, ratified by the Board, which describes the roles and responsibilities of the members of the Committee. The Committee is comprised of Messrs. Berlin (Chairman), Comba, Quinn and Van Staveren, all of whom are independent as such term is defined in NI 52-110 and are financially literate. Each of the members has the requisite qualifications to serve on the Audit Committee. Mr. Berlin has extensive finance and accounting experience, Mr. Van Staveren has received a CA and a CPA designation and was a former partner at KPMG, and each of Messrs. Comba and Quinn has had extensive management and board experience in the mining industry.

        In 2010, the Audit Committee held eight meetings.

Governance, Nominating and Compensation Committee

        Prior to November 18, 2010, the members of the Governance, Nominating and Compensation Committee were Messrs. Van Staveren (Chairman), Berlin, Douchane and Weymark. Mr. Douchane stepped down from the Committee effective November 18, 2010. The Committee is comprised of independent directors.

        One of the Committee's responsibilities is to oversee matters relating to corporate governance including: (i) formulating formal guidelines on corporate governance to provide appropriate guidance to the Board and the directors as to their duties; (ii) ensuring that such guidelines, once adopted by the Board, are implemented and that the directors and the Board as a whole comply with such guidelines; (iii) reviewing such guidelines annually and recommending changes when necessary or appropriate; and (iv) assessing the size, composition and dynamics of the Board and reporting to the Board with respect to appropriate candidates for nomination to the Board.

        When a vacancy on the Board occurs or is anticipated, the Committee has been mandated to conduct an extensive search for candidates with suitable qualifications, skills and experience. Suitable candidates are contacted and, if interested, interviewed by the Committee and a recommendation is then made to the Board. The Board will then interview the candidate before making a decision to appoint a candidate or nominate him or her for election to the Board.

        The Committee also considers the adequacy and form of compensation of directors and makes recommendations to the Board. The Committee oversees periodic, independent reviews of director compensation of comparable companies and the responsibilities and risks involved in being an effective director, in assessing realistic compensation levels for the directors of the Company. See also "Report on Executive Compensation — Role of the Governance, Nominating and Compensation Committee Copy" and "— Compensation Benchmarking Study."

        In 2010, the Governance, Nominating and Compensation Committee held four meetings.

Technical, Environment, Health and Safety Committee

        The Technical, Environment, Health and Safety Committee has four members, Messrs. Comba (Chairman), Douchane, Quinn and Weymark. The Committee acts as adviser to management and the Board on matters concerning the environment, health and safety, and exploration, mining, metallurgy and other technical issues.

        In 2010, the Technical, Environment, Health and Safety Committee held two meetings.

8.     Assessments

        The Board as a whole is responsible for assessing its own performance. Each director is required to complete a written questionnaire annually. The Chairman of the Board summarizes the responses and reports the results to the Board.

        The Governance, Nominating and Compensation Committee annually examines the size of the Board and the effectiveness and contribution of the individual directors. The effectiveness of each committee of the Board is also considered annually by the Committee during deliberations on recommendations for proposed committee nominations.

        The Committee believes that the size of the Board and the qualifications, skills and experience of the Board members are appropriate to effectively carry out the duties and responsibilities of the Board.

OTHER INFORMATION

Equity Compensation Plans

        The Company has three equity compensation plans: (i) the RRSP Plan; (ii) the Stock Option Plan; and (iii) a restricted share unit plan ("RSU Plan").

        The purpose of these compensation plans is to attract, retain and motivate individuals with the requisite training, experience and leadership to carry out key roles with the Company and its subsidiaries and to advance the interests of the Company by providing such individuals with the opportunity to acquire an increased proprietary interest in the Company. Both the RRSP Plan and the Stock Option Plan have been approved by shareholders. The RSU Plan does not require shareholder approval as RSU exercises are cash-settled.

RRSP Plan

        The purpose of the RRSP Plan is to permit the Company, at its discretion, to issue Common Shares or make cash payments to eligible persons for contribution to their individual RRSPs in consideration of past services provided to the Company by such eligible person pursuant to and in accordance with the terms of the RRSP Plan sponsored by the Company. Eligible persons are eligible for a Company contribution amount equal to 3% of their base salary and an additional matching contribution not to exceed an additional 2% of their base salary.

        All officers or employees of the Company or any subsidiary (as such term is defined in the Canada Business Corporations Act) are entitled to participate in the RRSP Plan. No financial assistance is provided by the Company to facilitate participation in the RRSP Plan. The RRSP Plan is administered by the Governance, Nominating and Compensation Committee.

        The maximum number of Common Shares reserved for issuance under the RRSP Plan and all other securities-based compensation arrangements of the Company shall not exceed 10% of the issued and outstanding Common Shares from time to time.

        No Common Shares shall be issued under the RRSP Plan to any eligible person if the total number of Common Shares issuable to such eligible person under the RRSP Plan, together with any Common Shares reserved for issuance to such eligible person under any other security-based compensation arrangements of the Company, would exceed 5% of the issued and outstanding Common Shares.

        No Common Shares can be issued under the RRSP Plan to any eligible person if such issuance could result, at any time, in: (a) the number of Common Shares reserved for issuance under the RRSP Plan and pursuant to awards granted under all other security-based compensation arrangements of the Company to insiders (as such term is defined in the Securities Act (Ontario)) exceeding 10% of the issued and outstanding Common Shares; (b) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares; or (c) the number of Common Shares issued under the RRSP Plan and reserved for issuance pursuant to awards granted under all of the Company's other security-based compensation arrangements within any one-year period exceeding 5% of the issued and outstanding Common Shares

        A maximum of 5,406,119 Common Shares are currently reserved for issue under the RRSP Plan (representing approximately 3.3% of the Common Shares currently issued and outstanding). As at March 30, 2011, 1,965,745 Common Shares, representing approximately 1.2% of the issued and outstanding Common Shares, have been issued under the RRSP Plan.

        The price per Common Share for Common Shares issued under the RRSP Plan is the "market price" (as defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" from time to time) of the Common Shares on the date on which the issuance of such Common Shares under the RRSP Plan is approved by the Committee.

        The Board may from time to time amend, suspend or terminate the RRSP Plan. Any amendments to the RRSP Plan are subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from such governmental entity or stock exchange.

        The Board may amend, suspend, terminate or discontinue the RRSP Plan without obtaining the approval of shareholders in order to: amend the eligibility for, and limitations or conditions imposed upon, participation in the RRSP Plan; add or amend any terms relating to the provision of financial assistance to eligible persons; make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange; correct or rectify any ambiguity, defective provision, error or omission in the RRSP Plan; or amend any terms relating to the administration of the RRSP Plan.

        Shareholder approval is required to amend the RRSP Plan to: increase the number of Common Shares reserved for issuance or issuable under the RRSP Plan; permit the introduction or reintroduction of eligible persons on a discretionary basis; increase the insider participation limits; and change the amendment provisions of the RRSP Plan.

        The RRSP Plan was amended and restated during the 2010 fiscal year to (i) convert it from a plan with a fixed maximum number of Common Shares issuable thereunder to a plan with a rolling maximum number of Common Shares issuable thereunder equal to 10% of the issued and outstanding Common Shares from time to time, (ii) add a provision providing that the number of Common Shares issued under the RRSP Plan and issuable under awards made under any other securities-based compensation arrangement of the Company, within any one year period, may not exceed 5% of the total issued and outstanding Common Shares, and (iii) provide that the price per Common Share issued under the RRSP Plan will be the "market price" as defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" from time to time. Shareholder approval for these amendments was obtained on May 20, 2010. Pursuant to the rules of the TSX, shareholder approval must be sought for any unallocated Common Shares issuable under the RRSP Plan on or before May 20, 2013.

Stock Option Plan

        All directors, officers, employees or insiders (as such term is defined in the Securities Act (Ontario)) of the Company or any subsidiary (as such term is defined in the Canada Business Corporations Act), or any other person or company engaged to provide ongoing management or consulting services for the Company, or a corporation controlled by an eligible person under the Stock Option Plan, are eligible to participate in and be granted stock options under the Stock Option Plan. No financial assistance is provided by the Company to facilitate participation in the Stock Option Plan. The Stock Option Plan is administered by the Governance, Nominating and Compensation Committee.

        Options may be granted in respect of authorized and unissued Common Shares provided that the aggregate number of Common Shares reserved for issuance upon the exercise of all options granted under the Stock Option Plan and all awards granted under all other securities-based compensation arrangements of the Company shall not exceed 10% of the issued and outstanding Common Shares from time to time.

        No options may be granted to any optionee if the total number of Common Shares issuable to such optionee under the Stock Option Plan, together with any Common Shares reserved for issuance to such optionee under any other security-based compensation arrangements, would exceed 5% of the issued and outstanding Common Shares. No option shall be granted to any optionee if such grant could result, at any time, in: (a) the number of Common Shares reserved for issuance pursuant to options granted under the Stock Option Plan and awards under the Company's other security-based compensation arrangements granted to insiders exceeding 10% of the issued and outstanding Common Shares; (b) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares; or (c) the number of Common Shares reserved for issuance pursuant to options granted under the Stock Option Plan or awards granted under any of the Company's other security-based compensation arrangements within any one-year period exceeding 5% of the issued and outstanding Common Shares.

        The term of options granted under the Stock Option Plan may not exceed ten years from the date of grant. If no determination is made by the Governance, Compensation and Nominating Committee, the term of the options is three years. Options typically vest over three years with the optionee being able to exercise up to one-third of the options at the end of each 12 month period following the date of grant. Options may be exercised from time to time by delivery to the Company at its principal office or at its registered office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Common Shares with respect to which the options are being exercised and accompanied by payment in full of the option price for the Common Shares being purchased.

        The exercise price for any option shall in no circumstances be lower than the "market price" (as defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" from time to time) of the Common Shares on the date of grant of the option.

        Subject to any express resolution of the Committee, options granted prior to April 10, 2002 expire upon the optionee ceasing to be an eligible person, unless it is as a result of retirement, permanent disability or death. Options granted on or after April 10, 2002, subject to any express resolution of the Committee, expire upon the optionee ceasing to be an eligible person, unless (i) it is as a result of retirement, permanent disability or death (ii) the optionee is an employee dismissed for reasons other than cause, or (iii) if the optionee is a director. In the case of (ii) or (iii), the options expire 30 days after the date of the notice of dismissal or the date the optionee ceases to be a director, as applicable.

        If, before the expiry of options in accordance with their terms, an optionee ceases to be an eligible person by reason of retirement at normal retirement age (including early retirement in accordance with the Company's then current plans, policies or practices) or as a result of permanent disability, the Committee, at its discretion, may allow the optionee to exercise options to the extent that he or she was entitled to do so at the time of retirement or disability, at any time up to and including, but not after, a date six months following the date of such event, or prior to the close of business on the expiration date of the option, whichever is earlier.

        If an optionee dies before the expiry of options in accordance with their terms, the optionee's legal representative(s) may, subject to the terms of the options and the Stock Option Plan, exercise the options to the extent that the optionee was entitled to do so at the date of death at any time up to and including, but not after, a date one year following the date of the optionee's death, or prior to the close of business on the expiration date of the options, whichever is earlier.

        The Board may from time to time amend, suspend or terminate the Stock Option Plan, or the terms of any previously granted options, provided that no such amendment to the terms of any previously granted options may, except as expressly provided in the Stock Option Plan, or with the written consent of the optionee, adversely alter or impair the terms or conditions of options previously granted to such optionee. Any amendments to the Stock Option Plan, or the terms of any previously granted options, are subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from such governmental entity or stock exchange.

        The Board may amend, suspend, terminate or discontinue the Stock Option Plan, or any previously granted option, without obtaining the approval of shareholders in order to: amend the eligibility for, and limitations or conditions imposed upon, participation in the Stock Option Plan; amend any terms relating to the granting or exercise of options; permit the granting of deferred or restricted shares under the Stock Option Plan; add or amend any terms relating to the provision of financial assistance to optionees or resulting in eligible persons receiving securities of the Company while no cash consideration is received by the Company, including pursuant to a cashless exercise feature; make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange; correct or rectify any ambiguity, defective provision, error or omission in the Stock Option Plan or in any option; or amend any terms relating to the administration of the Stock Option Plan.

        Shareholder approval is required to amend the Stock Option Plan to: increase the number of Common Shares reserved for issuance or issuable under the Stock Option Plan; reduce the exercise price of previously granted options; cancel and reissue previously granted Options; extend the term of an option which benefits an insider beyond its original expiry; permit the introduction or reintroduction of eligible persons on a discretionary basis; permit any option to be transferable or assignable other than for normal estate settlement purposes; increase the insider participation limits; add a cashless exercise feature; and change the amendment provisions of the Stock Option Plan.

        Options are non-assignable except (i) as provided above in the case of death, and (ii) options may be transferred or assigned between an eligible person and a corporation controlled by such eligible person provided that the assignor delivers notice to the Company prior to the assignment.

        A maximum of 9,143,550 Common Shares may currently be issued pursuant to options granted under the Stock Option Plan, representing approximately 5.6% of the number of Common Shares currently issued and outstanding. As at March 30, 2011 options have been exercised to acquire 1,928,313 Common Shares, representing approximately 1.2% of the number of Common Shares currently issued and outstanding, and options to acquire 3,314,832 Common Shares, representing approximately 2.0% of the number of Common Shares currently issued and outstanding, are outstanding, leaving a balance of 5,828,718 Common Shares available for further option grants. Options which lapse or expire return to the pool of options available for grant under the Stock Option Plan. An additional 643,500 options to acquire Common Shares are also outstanding under the Cadiscor Stock Option Plan, all of which were issued prior to the Company's acquisition of NAP Quebec (formerly Cadiscor Resources Inc.)

        The Stock Option Plan was amended and restated during the 2010 fiscal year to (i) convert it from a plan with a fixed maximum number of Common Shares issuable thereunder to a plan with a rolling maximum number of Common Shares issuable thereunder equal to 10% of the issued and outstanding Common Shares from time to time, (ii) add a provision providing that the total number of Common Shares issuable under options granted under the Stock Option Plan and awards made under any other securities-based compensation arrangement of the Company within any one year period may not exceed 5% of the total issued and outstanding Common Shares, and (iii) provide that the exercise price of each option granted under the Stock Option Plan will be the "market price" as defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" from time to time. Shareholder approval for these amendments was obtained on May 20, 2010. Pursuant to the rules of the TSX, shareholder approval must be sought for any unallocated options on or before May 20, 2013.

Restricted Share Unit Plan

        The purpose of the RSU Plan is to attract, retain and motivate individuals with the requisite training, experience and leadership to carry out key roles with the Company and its subsidiaries, to advance the interests of the Company by providing such individuals with appropriate compensation and to strengthen the alignment of the RSU holders' interests with the interests of shareholders.

        Directors, officers and employees are eligible to participate in the RSU Plan. The RSU Plan is administered by the Board, which may determine from time to time, after considering recommendations of the Governance, Nominating and Compensation Committee, the number and timing of RSUs to be awarded and the applicable vesting criteria, provided that the vesting period does not exceed three years.

        The value of a RSU is based on the trading price of the Common Shares. A RSU represents only the right to receive the market value of a Common Share in cash on the applicable vesting date and does not entitle the holder of the RSU to any rights as a shareholder, including the right to receive ordinary cash dividends. If the holder resigns or the holder's employment with the Company is terminated for any reason, the holder will forfeit any RSUs in the holder's account at that time which have not yet vested. If the holder (i) retires from employment with the Company; or (ii) is an employee of the Company and becomes eligible for long-term disability benefits under the terms of a long-term disability plan sponsored by the Company or is a non-executive director of the Company and suffers an injury, illness or disability the result of which is that the holder is unable to provide services to the Company for an aggregate of four months in any 12 month period, the holder will receive immediate payment in respect of the RSUs in the holder's account which have not yet vested. Outstanding RSUs are subject to normal anti-dilution events including stock dividends, and the subdivision, consolidation or reclassification of the outstanding Common Shares.

Securities Authorized for Issuance under Equity Compensation Plans

        The following table provides information on the Company's equity compensation plans as of December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 2)
Equity compensation plans approved by securityholders
(a) RRSP Plan	Nil	n/a	5,426,086
(b) Stock Option Plan	3,847,833	4.22	5,968,386
Equity compensation plans not approved by securityholders	n/a	n/a	n/a

Total	3,847,833	4.22	11,394,472

Indebtedness of Directors and Executive Officers

        During the past fiscal year, no director, officer, employee or former director, officer or employee of the Company or any of their respective associates, has been indebted, or is presently indebted, to the Company or any of its subsidiaries.

Directors' and Officers' Liability Insurance

        The Company maintains conventional D&O and Side-A difference in conditions liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the insurance period from November 1, 2010 to November 1, 2011 is US$185,630. The policies provide coverage of up to US$30 million per occurrence per policy period. There is no deductible for claims against directors and officers where indemnity is not provided by the Company and a US$500,000 deductible for claims against directors and officers where indemnity is provided by the Company or if the claim is solely against the Company for securities claims. The Side-A difference in conditions insurance provides stand alone and direct coverage to directors and officers in circumstances where corporate indemnities and conventional D&O policies do not respond.

        In accordance with the provisions of the Canada Business Corporations Act, the Company's by-laws provide that the Company will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company's request as a director or officer or an individual acting in a similar capacity for a related entity, and its heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding to which he or she is made a party by reason of being or having that association with the Company or such other entity, if (a) the individual acted honestly and in good faith with a view to the best interests of the Company or the other entity, as the case may be, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. Upon such indemnification, the Company may recover against its insurance policy to the full extent permitted by law, subject to a deductible of US$500,000.

Interest of Certain Persons in Matters to be Acted Upon

        At the date hereof, to the knowledge of management of the Company, no person who has been a director or officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, has any interest by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed in this Circular.

Interest of Certain Persons in Material Transactions

        At the date hereof, to the knowledge of management of the Company, no director or executive officer of the Company or any of its subsidiaries, person or company who beneficially owns, or control or directs, directly or indirectly, more than 10% of the Common Shares (collectively "informed persons"), proposed director of the company, nor any director or executive officer of any informed person, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the company or any of its subsidiaries.

Shareholder Proposals for the 2012 Annual Meeting

        In order to be included in the meeting materials for the 2012 annual meeting of shareholders, shareholder proposals must be received by the Company at its office at 200 Bay St., Suite 2350, Royal Bank Plaza, South Tower, Toronto, Ontario, Canada M5J 2J2, Attention: Corporate Secretary, by no later than December 31, 2011.

Additional Information

        Additional information relating to the Company is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company's website at www.nap.com. Financial information about the Company is provided in the Company's comparative annual financial statements and management's discussion and analysis of operating and financial results ("MD&A") for its most recently completed financial year.

        The Company will provide to any person or company, upon request to its Corporate Secretary at 200 Bay St., Suite 2350, Royal Bank Plaza, South Tower, Toronto, Ontario, Canada M5J 2J2, a copy of the following documents:

  (1)
  the Company's latest Annual Report, including MD&A;

  (2)
  the Company's latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

  (3)
  the financial statements for the year ended December 31, 2010, together with the report of the auditors thereon, and any interim financial statements filed subsequently; and

  (4)
  the management information circular for the Company's last annual and special meeting of Shareholders.

        The Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Company.

DIRECTORS' APPROVAL

        The contents of this Circular and the sending thereof to shareholders of the Company have been approved by the Board of Directors.

DATED at Toronto, Ontario this March 30, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

André J. Douchane Chairman

 SCHEDULE A

RIGHTS PLAN RESOLUTION

        BE IT RESOLVED as an ordinary resolution that:

  1.
  The Company's Shareholder Rights Plan, as described in the Circular, be and is hereby ratified, approved and confirmed.

  2.
  Any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions.

 APPENDIX A

DESCRIPTION OF RIGHTS PLAN

        The following is a summary of the features of the Rights Plan as it applies to North American Palladium Ltd. (the "Corporation"). The summary is qualified in its entirety by the full text of the Rights Plan, a copy of which is available on request from the Secretary of the Corporation as described in the Circular and is also available on SEDAR at www.sedar.com. All capitalized terms used in this summary without definition have the meanings attributed to them in the Rights Plan unless otherwise indicated.

Issuance of Rights

        Pursuant to the Rights Plan, one Right has been issued and has attached to each Common Share of the Corporation outstanding as of 5:00 p.m. (Toronto time) on March 22, 2011, the date of implementation of the Corporation's Rights Plan, and one Right will continue to be issued in respect of each Common Share issued thereafter prior to the earlier of the Separation Time and the Expiration Time.

        Each Right entitles the holder thereof to purchase from the Corporation one Common Share at the exercise price equal to Cdn$100 per Common Share, subject to adjustment and certain anti-dilution provisions (the "Exercise Price"). The Rights are not exercisable until the Separation Time. If a Flip-in Event (defined below) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, that number of Common Shares of the Corporation, having an aggregate Market Price on the date of the occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Trading of Rights

        Until the occurrence of certain specific events, the Rights will trade with the Common Shares of the Corporation and not be represented by any certificates for such Common Shares. The Rights will separate and trade separately from the Common Shares to which they are attached and will become exercisable from and after the Separation Time.

Separation Time

        The Separation Time will occur on the tenth Business Day after the earliest of: (a) the date of public announcement by the Corporation or an Acquiring Person (defined below) of facts indicating that a person has become an Acquiring Person, (b) the date that any person commences or announces an intention to commence a Take-over Bid, and (c) the date on which a Permitted Bid; or in each case a Competing Bid ceases to qualify as such, or such later date as the Board of Directors may determine.

Acquiring Person

        In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares. Excluded from the definition of "Acquiring Person" are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of Corporate Acquisitions, Permitted Bid Acquisitions, Corporate Distributions, Exempt Acquisitions, or Convertible Security Acquisitions. The definitions of "Corporate Acquisitions", "Permitted Bid Acquisitions", "Corporate Distributions", "Exempt Acquisitions", or "Convertible Security Acquisitions" are set out in the Rights Plan. However, in general:

  (a)
  a "Corporate Acquisition" means an acquisition by the Corporation or a Subsidiary of the Corporation or the redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any Person;

  (b)
  a "Permitted Bid Acquisition" means a share acquisition made pursuant to a Permitted Bid or a Competing Bid;

  (c)
  a "Corporate Distribution" means an acquisition as a result of: (i) a stock dividend or a stock split or other event pursuant to which a Person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class; or (ii) any other event pursuant to which all holders of Voting Shares are entitled to receive Voting Shares or Convertible Securities on a pro rata basis;

  (d)
  an "Exempt Acquisition" means an acquisition of Voting Shares or Convertible Securities: (i) in respect of which the Directors have waived the application of the Flip-in Event provisions of the Rights Plan; (ii) which was made on or prior to the Record Time; (iii) which was made pursuant to a dividend reinvestment plan of the Corporation or other similar share purchase plan made available by the Corporation to the holders of Voting Shares generally; (iv) pursuant to a distribution to the public by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus provided that the Person in question does not thereby acquire a greater percentage of Voting Shares or Convertible Securities representing the right to acquire Voting Shares than the percentage of Voting Shares such Person Beneficially Owned immediately prior to such acquisition; or (v) pursuant to or in connection with an issuance and sale by the Corporation of Voting Shares or Convertible Securities by way of a private placement by the Corporation, provided that (x) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals, and (y) the purchaser does not become the Beneficial Owner of a number of Voting Shares that is more than 25% of the Voting Shares issued and outstanding immediately prior to the private placement (and in making this determination, the securities to be issued to such purchaser on the private placement shall be deemed to be held by such purchaser but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the private placement); and

  (e)
  a "Convertible Security Acquisition" means the acquisition of Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Corporate Distribution.

        Also excluded from the definition of Acquiring Person are underwriters or members of a banking or selling group acting in connection with a distribution of securities, and a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation as at the Record Time, provided, however, that this exception ceases to be applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than pursuant to a Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition.

        In addition, for purposes of determining whether a Flip in Event has occurred, generally, a Person (including a trust company) who is engaged in the business of managing investment funds for others and, as part of such Person's duties for fully managed accounts, holds or exercises voting or dispositive power over Voting Shares in the ordinary course of business, would not, by reason thereof, be considered to be the beneficial owner of such Voting Shares. Exemptions are also provided for Crown agents and statutory or other registered pension plans or funds. In each case, the exemption ceases to apply in the event that the exempt person is making a Take-over Bid (other than ordinary course market transactions or a distribution by the Corporation from treasury).

Flip-in Event

        If a transaction occurs prior to the Expiration Time pursuant to which any Person becomes an Acquiring Person (a "Flip-in Event"), then the Corporation must ensure, within 10 trading days of such occurrence or such longer period as may be necessary, that each Right (except for Rights Beneficially Owned by the bidder, its Affiliates or Associates and/or persons acting jointly or in concert with the foregoing) shall thereafter constitute the right to purchase from the Corporation that number of Common Shares of the Corporation having an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (subject to anti-dilution adjustments).

Permitted Bid

        A Permitted Bid is a Take-over Bid where the bid is made by way of a Take-over Bid circular and is a bid that complies with the following: (A) the Take-over Bid must be made to all shareholders other than the bidder; and (B) (i) the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid circular is sent to shareholders, and (ii) then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates or Associates and/or persons acting jointly or in concert with the foregoing), have been deposited or tendered pursuant to the Take-over Bid and not withdrawn.

Competing Bid

        A Competing Bid is a Take-over Bid that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid the time period for any take up and payment of Common Shares tendered under a Competing Bid is not 60 days, but is instead no earlier than the later of 35 days after the date of announcement of such Competing Bid and the earliest date for take up and payment of Common Shares under any other Competing Bid then in existence. The requirements of a Permitted Bid and a Competing Bid enable shareholders to decide whether the Take-over Bid or any Competing Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed.

Permitted Lock-Up Agreement

        The Rights Plan contains an exemption for "Permitted Lock-Up Agreements", where the agreement, among other things: (a) permits the locked-up person to withdraw Voting Shares from the lock-up bid to tender to another bid that provides greater value, or if another bid is an offer for a greater number of Voting Shares (in both instances, the maximum hurdle rate is 7%), and (b) provides for no break-up fees or similar fees payable to the locked-up person that are greater than: (i) the cash equivalent of 2.5% of the price or value payable to the locked-up shareholder under the lock-up bid; and (ii) 50% of the difference in value payable to the locked-up person between the lock-up bid and the other bid.

Redemption

        Prior to the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors, with the prior consent of the shareholders, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of Cdn$0.00001 (subject to anti-dilution adjustments) per Right.

Waiver

        Prior to the occurrence of a Flip-in Event, the Board of Directors may waive the application of the Rights Plan to a Take-over Bid that is not a Permitted Bid and that is made to all shareholders, but if it does so then it will be deemed to have waived the application of the Rights Plan to all similar bids made prior to the expiry of any bid for which such a waiver was granted.

        In addition, subject to the prior consent of the shareholders, prior to the occurrence of a Flip-in Event, the Board of Directors may waive the application of the Rights Plan if such Flip-in Event would occur by reason of an acquisition of Voting Shares other than pursuant to a Take-over Bid.

        The Board of Directors may also waive the application of the Rights Plan in the event that the Board of Directors determines that a person became an Acquiring Person by inadvertence and without any intention to do so, provided such person reduces its beneficial ownership of Voting Shares within 30 days after the Board of Directors' determination. The Board of Directors may also waive the application of the Rights Plan in the event of a deliberate acquisition that would trigger the Rights Plan, but only if the Acquiring Person has reduced its beneficial ownership or has entered into an agreement to do so within 15 days so that it is no longer an Acquiring Person (or such earlier or later date as the Board of Directors may determine).

Term of the Rights Plan

        If the Rights Plan is ratified by shareholders at the Meeting, the Rights Plan will expire at the termination of the Corporation's annual meeting in 2014, unless earlier terminated or unless extended upon reconfirmation by shareholders at that meeting. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual meeting of the Corporation thereafter.

Amending Power

        Prior to the 2011 shareholders' meeting, the Board may amend or supplement the Rights Plan without the approval of shareholders. Following the receipt of shareholder approval, the Board may amend the Rights Plan without the approval of shareholders only to correct typographical errors or to maintain the validity of the Rights Plan as a result of a change in, or in the interpretation of, any applicable laws. Following the Separation Time, the Board may amend, vary or rescind the Rights Plan only with the approval of Rights holders.

Rights Agent

        Computershare Investor Services Inc.

Rightsholder not a Shareholder

        Until a Right is exercised, the holders thereof, as such, will have no rights as a shareholder of the Corporation.

 SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Obligations

The Board of Directors shall assume the responsibility for the stewardship of the Corporation and shall:

  1.
  Supervise the management of the business and affairs of the Corporation; and

  2.
  Act in accordance with the Corporation's obligations contained in the Canada Business Corporations Act (the "CBCA"), the securities legislation of each province and territory of Canada, the governance guidelines of the Toronto Stock Exchange and the American Stock Exchange, other relevant legislation and regulations and the Corporation's articles and by-laws.

As a matter of policy, the following matters must be considered by the Board as a whole and may not be delegated to a committee:

  1.
  Changing the membership of, or filling a vacancy in, any committee;

  2.
  Appointing and removing officers, unless such appointment or removal is specifically delegated to the President and Chief Executive Officer or a committee of the Board; and

  3.
  Such matters, if any, as may be specified in the resolution establishing any committee.

Pursuant to the CBCA, the following additional matters must be considered by the Board as a whole and may not be delegated to a committee:

  1.
  Submission to the shareholders of any question or matter requiring the approval of the shareholders;

  2.
  Filling a vacancy in the office of auditor;

  3.
  Issuing securities except in the manner and on the terms authorized by the directors;

  4.
  Declaring dividends;

  5.
  Purchasing or redeeming or any other form of acquiring shares issued by the Corporation;

  6.
  Paying a commission or allowing a discount to any person in consideration of that person subscribing or agreeing to subscribe for shares of the Corporation or procuring or agreeing to procure subscriptions for any such shares;

  7.
  Approving management proxy circulars;

  8.
  Approving any take-over bid circular or directors' circular;

  9.
  Approving the annual financial statements of the Corporation; and

  10.
  Adopting, amending or repealing the by-laws of the Corporation.

Duties

Introduction

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving other powers to itself. Subject to the Articles and By-Laws of the Corporation, the Board retains the responsibility for managing its own affairs including planning its composition, selecting its Chairman, nominating candidates for election to the Board, appointing committee members and determining director compensation. The Board's principal duties fall into the following six categories.

Selection of the Management

The Board has the responsibility for:

  1.
  Appointing and replacing the Chief Executive Officer, monitoring Chief Executive Officer performance, determining Chief Executive Officer compensation and providing advice and counsel in the execution of the duties of the Chief Executive Officer;

  2.
  Approving the appointment and remuneration of all corporate officers, acting upon the advice of the Chief Executive Officer; and

  3.
  Ensuring that adequate provision has been made for management succession.

Monitoring and Acting

The Board has the responsibility for:

  1.
  Monitoring the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

  2.
  Taking action when performance falls short of its goal or in other special circumstances (for example, mergers and acquisitions or changes in control);

  3.
  Identifying principal risks and ensure appropriate systems to manage those risks are implemented; and

  4.
  Approving any payment of dividends to shareholders.

Strategy Determination

The Board has the responsibility to participate with management directly or through its committees, in developing and approving the mission of the Corporation, its objectives and goals, and the strategy by which it proposes to reach those goals.

Policies and Procedures

The Board has a particular responsibility for:

  1.
  Confirming that the Corporation operates at all times within applicable laws and regulations, and to the highest ethical and moral standards;

  2.
  Approving and monitoring compliance with significant policies and procedures by which the Corporation is managed;

  3.
  Ensuring that the integrity of the internal control and information management systems are maintained;

  4.
  Approving all significant transactions involving the Corporation; and

  5.
  Reviewing material press releases prior to dissemination.

Reporting to Shareholders

The Board has the responsibility for:

  1.
  Ensuring that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

  2.
  Ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards;

  3.
  Ensuring, to the extent it is aware, the timely reporting of any other developments that have a significant and material impact on the value of the Corporation and in setting out its future plans and strategies; and

  4.
  Reporting annually to shareholders on its stewardship for the preceding year.

Legal Requirements

The Board is responsible for confirming that legal requirements have been met and that documents and records have been properly prepared, approved and maintained.

Constitution and Role of the Board of Directors

Board Composition

  1.
  Constitution of the Board

  The Board will be constituted with a majority of unrelated and independent directors.

  If the Corporation has a significant shareholder, the Board will include, at a minimum, a proportion of unrelated directors that fairly represents the investment in the Corporation by shareholders other than the significant shareholder.

  The Board will determine annually whether it is constituted with the appropriate number of unrelated or independent directors, as the case may be, and will report its conclusions, and the analysis supporting the conclusions, as required by applicable laws.

  2.
  Board Membership

  The Board is responsible for selecting nominees for appointment or election to the Board. The Board delegates the nomination process to the Governance, Nominating and Compensation Committee with the input from the Chairman of the Board and the President and Chief Executive Officer.

  The Governance, Nominating and Compensation Committee reviews with the Board on an annual basis, the appropriate diversity, skills and experience required of Board members in the context of the needs of the Board, and will recommend increasing, decreasing or replacing directors to facilitate more effective governance of the Corporation.

  The Governance, Nominating and Compensation Committee will provide an orientation and education program for new recruits to the Board.

  3.
  Board Size

  The Board will annually consider its size and will increase or decrease the number of directors to facilitate more effective leadership and decision-making.

  4.
  Inside and Outside Directors

  An "inside" director is a director who is an officer or employee of the Corporation or of any of its affiliates. The only inside director shall be the President and Chief Executive Officer.

  An "outside" director is a director who is not a member of management.

  5.
  Unrelated Directors

  An "unrelated" director is a director who is independent of management and is free from any business or other relationship, other than interests and relationships arising from shareholding, which could, or could be perceived to, materially interfere with the director's ability to act in the Corporation's best interest.

  If a shareholder is in a position to control or influence control of the Corporation, that person is a "significant" shareholder. For purposes of assessing "relatedness", a director who is a significant shareholder, or is a director with interests in or relationships with the significant shareholder is not considered a related director under the TSX guidelines.

  6.
  Independent Directors

  A director is considered "independent" for the purposes of the policies and guidelines set out in this Governance Manual if such director satisfies the requirements of "outside" and "unrelated" prescribed by the TSX.

  Notwithstanding the foregoing, directors appointed to the Audit Committee shall meet the standards prescribed by both the TSX and the NYSE Amex.

  On the earlier of July 31, 2005 and the date of the first annual shareholder meeting of the Corporation following July 1, 2004, a director shall be considered independent if he or she meets the following requirements:

  a)
  A member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer.

  b)
  For the purposes of subsection a), a material relationship means a relationship which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgement.

  c)
  Despite subsection b), the following individuals are considered to have a material relationship with an issuer:

  i.
  An individual who is, or has been, an employee or executive officer of the issuer (or any of its affiliates), unless the prescribed period has elapsed since the end of the service of employment;

  ii.
  An individual whose immediate family member is, or has been, an employee or executive officer of the issuer (or any of its affiliates), unless the prescribed period has elapsed since the end of the service of employment;

  iii.
  An individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

  iv.
  An individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

  v.
  An individual who is, or has been, or whose immediate family member is or has been, employed as an executive officer of an entity if any of the issuer's current executives serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

  vi.
  An individual who: (x) has a relationship with the issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors, or any board committee or as part-time chair or vice chair of the board or any board committee; and (y) receives, or whose immediate family member receives, more than $75,000 per year (or US$60,000 whichever is less) in direct compensation from the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee or as part-time chair or vice chair of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year (or US$60,000 whichever is less) in such compensation;

  vii.
  An individual who is an affiliated entity of the issuer or any of its subsidiary entities;

  viii.
  A person who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the issuer made, or from which the issuer received, payments for property or services in the current or any of the past three fiscal years that exceed

      5% of the recipient's consolidated gross revenues for that year, or US$200,000, whichever is more, other than the following:

      a.
      Payments arising solely from investments in the issuers securities; or

      b.
      Payments under non-discretionary charitable contribution matching programs;

      c.
      A person who has participated in the preparation of the financial statements of the issuer or any current subsidiary of the issuer and any time during the past three years.

  "Prescribed period" means the period prescribed by law and currently under the Canadian National Instrument 52-110 it is the shorter of: (i) the period commencing on March 30, 2004 and ending immediately prior to the determination of independence; and (ii) the three year period ending immediately prior to the determination of independence and under the NYSE Amex rules it is three years.

  The Board shall have the authority to appoint a non-independent director or directors to a committee or appoint a committee, the members of which do not constitute a majority of independent directors, if permitted by applicable laws and rules of the TSX and the NYSE Amex.

Resignation

Any director who changes the responsibilities he or she held when elected to the Board should inform the Governance, Nominating and Compensation Committee so that they may consider the appropriateness of that person's continued Board membership under the changed circumstances.

Relationship with Management

The Board functions independently of management, and the role of Chairman is separate from that of President and Chief Executive Officer. The Chairman's role is to effectively manage and provide leadership to the Board while the role of the Chief Executive Officer is to provide the day-to-day leadership and management of the Corporation.

  1.
  The President will be the Chief Executive Officer of the Corporation.

  2.
  The Chief Executive Officer formulates Corporation policies and proposed actions and presents them to the Board for approval. The Chief Executive Officer keeps the Board fully informed of the Corporation's progress towards the achievement of, and of all material deviations from, the goals or objectives and policies established by the Board in a timely and candid manner.

  3.
  The Chief Executive Officer speaks for North American Palladium Ltd. Individual Board members may meet or otherwise communicate with various constituencies but only with the knowledge of the Chief Executive Officer and, in most instances, at the request of the Chief Executive Officer.

Strategic Plan

The Board, with the assistance of the Chief Executive Officer, is responsible for establishing the long-term goals and objectives of the Corporation.

The initiative for developing and modifying the corporate strategies to achieve these goals and objectives must come from management. The Board may assist in the development of the strategies, act as a resource, contribute ideas and ultimately approve the strategy, but management will lead this process.

The Board is responsible for monitoring management's success in implementing the strategies to achieve such goals and objectives and ensuring that the strategies are modified appropriately.

Performance Evaluation

  1.
  Chief Executive Officer Evaluation

  One of the most important aspects of effective governance is the relationship between the Chief Executive Officer and the Board. It is crucial that the Board is fully informed and that the Chief Executive Officer has a forum for drawing on the wisdom and experience that exists within the Board. While it is expected that full and frank dialogue will exist between the Chief Executive Officer and the Board, a Chief Executive Officer review process at least once a year ensures that this communication takes place. It allows for a full and healthy dialogue between the Board and the Chief Executive Officer regarding corporate and individual performance.

  2.
  Board Evaluation

  The Board is committed to evaluating its own performance on an annual basis. The review process is also an opportunity to provide input to the Chairman on his or her performance.

  This assessment is designed to evaluate the Board's contribution as a whole and to review areas in which the Board believes a better contribution can be made. Its purpose is to increase the effectiveness of the Board, not to single out individual Board members.

Meetings

The Board will meet on a scheduled basis five times per year and more frequently if required. The Chairman, with the assistance of the Chief Executive Officer, will be responsible for establishing the agenda for Board meetings. A significant portion of each meeting will be spent examining future plans and strategies.

The Chairman shall solicit from the members of the Board recommendations as to matters to be brought before the Board and shall ensure that such matters receive a fair hearing. The Chairman shall have the same voting powers as all directors and will determine, consistent with the Corporation's by-laws, which matters require a vote. In the case of an equality of votes, the Chairman, in addition to his or her original vote, shall have the casting vote.

Management will deliver a meeting agenda and background material on agenda items to directors not less than 5 business days prior to each meeting, so that Directors can prepare for the Board meetings.

As a matter of principle, directors should always be made aware by the Chairman whether they are discussing issues or proposals for "discussion" or for "decision".

  1.
  Guests at Board Meetings

  Guests may be invited by the Board and Chief Executive Officer to make presentations to the Board. Should the Chief Executive Officer wish to invite other people as attendees on a regular basis, the Chief Executive Officer should first seek the concurrence of the Board.

  2.
  Access to Senior Management

  The Board should meet on a regular basis without management present. However, the Board encourages the Chief Executive Officer to bring into Board meetings employees who can provide additional insight into the items being discussed and/or who have potential and should be given exposure to the Board.

If a director is in the situation of having to contact an employee directly, the director will ensure that this contact is not distracting to the business operation of the Corporation. The Chief Executive Officer should be made aware of the substance of such contact.

Board Information

Prior to each quarterly meeting, the Board should receive the following information from management:

  1.
  A letter from the President and Chief Executive Officer outlining major accomplishments and issues;

  2.
  A summary of each agenda item that requires a thorough debate of various courses of action and concluding with management's recommendations and summary of the risks. The directors should receive this information not less than 5 business days prior to each meeting; and

  3.
  If the subject matter is too sensitive to put on paper, the presentations will be discussed at the meeting.

Board Committees

The Board may form a committee of directors and delegate to such committee any powers of the directors, subject to Section 115 of the CBCA. A committee shall generally be composed of outside directors, a majority of whom are unrelated and independent directors, although some board committees may include the one inside director.

Subject to the Corporation's by-laws and any resolution of the board of directors, a committee may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Where neither the Board nor the committee has determined the rules or procedures to be followed by the committee, the rules and procedures set out in the by-laws, paragraphs 8 to 15, shall apply with necessary modifications.

  1.
  Committee Membership

  Committee members are appointed by the Board on the recommendation of the Board Chairman in consultation with the Chief Executive Officer and the Governance, Nominating and Compensation Committee and with consideration of the desires of individual Board members.

  Consideration will be given to rotating committee members periodically.

  Committee Chairs are selected by the Board on the recommendation of the Chairman. The Chairman of a committee presides at all meetings of the committee and is responsible to see that the work of the committee is well organized and proceeds in a timely fashion.

  All directors may attend meetings of any Committee at the Committee Chairman's invitation, but may not vote and may not be counted for the purposes of the quorum.

  2.
  Committee Meetings and Agendas

  The committee Chairman, in consultation with committee members, will determine the location, frequency and length of the meetings of the committee. The Audit Committee shall meet at least four times per year to review the annual and interim financial statements. All other committees shall meet at least annually. The Chairman of the committee, in consultation with the Chief Executive Officer or the appropriate senior manager, will develop the committee's agenda.

  Notice of meetings shall be given by letter, facsimile or other means of recorded electronic communication, or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meetings before or after the holding thereof.

  3.
  Committee Responsibilities

  Committees analyze, consistent with their terms of reference, strategies and policies which are developed by management. Committees may make recommendations to the Board but, unless specifically mandated to do so, do not take action or make decisions on behalf of the Board.

  A committee may, from time to time, request assistance of external advisors who the committee requires to research, investigate and report on matters within a committee's term of reference. This request should be approved by the Board and coordinated through the Chairman and Chief Executive Officer.

  4.
  Reporting

  Each committee has a duty to report to the Board all matters that it considers to be important for Board consideration.

Director Compensation

Remuneration of directors is established by the Board on the recommendation of the Governance, Nominating and Compensation Committee and shall be generally in line with that paid by public companies of a similar size and type.

The Board encourages Board members to own shares in the belief that share ownership facilitates the directors' identification with the interests of the shareholders. Under a new policy adopted in 2011, Directors are expected to spend at least $75,000 on purchases of common shares of the Corporation by the later of August 2010 and three years from the date they joined the Board. To achieve this target, each director shall purchase shares of North American Palladium in an amount equal to at least half of the after-tax annual base retainer fee earned until the target is achieved.

Corporate Standards of Conduct

The Board has the responsibility for ensuring that standards of conduct are established and for monitoring compliance by the Corporation.

The Corporation has established an Environmental Policy, Occupational Health and Safety Policy, Whistleblower Policy and Code of Conduct.

Access to Outside Advisors

Individual directors or a group of directors may engage an outside advisor at the expense of the Corporation in appropriate circumstances. The engagement of the outside advisor should be coordinated through the Chairman and the Chief Executive Officer, and be subject to Board approval.

Any questions or requests for assistance may be directed to North American Palladium Ltd.'s
Proxy Solicitation Agent:

North American Toll Free Phone:

1-800-503-9445

Email: inquiries@phoenixadvisorypartners.com

Toll Free Facsimile: 1-877-907-3176

Outside North America, Banks and Brokers Call Collect: 416-385-6020

QuickLinks

  Exhibit 99.2
Table of Contents
INVITATION TO SHAREHOLDERS
NOTICE OF ANNUAL AND SPECIAL MEETING
MANAGEMENT INFORMATION CIRCULAR
VOTING INFORMATION
GENERAL INFORMATION
BUSINESS OF THE MEETING
REPORT ON EXECUTIVE COMPENSATION
BOARD OF DIRECTORS COMPENSATION
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
OTHER INFORMATION
DIRECTORS' APPROVAL
SCHEDULE A RIGHTS PLAN RESOLUTION
APPENDIX A DESCRIPTION OF RIGHTS PLAN
SCHEDULE B MANDATE OF THE BOARD OF DIRECTORS